As filed with the Securities and Exchange Commission on April [6], 2015

Registration No. 333-194473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Virtu Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**6200**	**32-0420206**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

900 Third Avenue
New York, New York 10022-1010
(212) 418-0100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Douglas A. Cifu
Chief Executive Officer
900 Third Avenue
New York, New York 10022-1010
(212) 418-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. **Paul, Weiss, Rifkind, Wharton & Garrison LLP** **1285 Avenue of the Americas** **New York, New York 10019-6064** **(212) 373-3000**	**Michael Kaplan, Esq.** **Davis Polk & Wardwell LLP** **450 Lexington Avenue** **New York, New York 10017** **(212) 450-4000**

Approximate date of commencement of proposed sale to the public: **As soon as practicable after this Registration Statement becomes effective.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of ''large accelerated filer,'' ''accelerated filer'' and ''smaller reporting company'' in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00001 per share	19,050,571	$19.00	$361,960,849	$42,060

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.

(2) Includes 2,484,857 shares subject to the underwriters' option to purchase additional shares of Class A common stock.

(3) $12,880 of such fee was previously paid and the remaining amount of $29,180 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated April [6], 2015.



The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

16,565,714 Shares

VIRTU FINANCIAL

Virtu Financial, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Virtu Financial, Inc. All of the 16,565,714 shares of Class A common stock being offered are being sold by the Company.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00.

Following this offering, Virtu Financial, Inc. will have four classes of authorized common stock. The Class A common stock offered hereby and the Class C common stock will have one vote per share. The Class B common stock and the Class D common stock will have 10 votes per share. TJMT Holdings LLC, an affiliate of Mr. Vincent Viola, our Founder and Executive Chairman, and certain trusts for the benefit of the Viola family and others will hold all of our issued and outstanding Class D common stock after this offering and will control more than a majority of the combined voting power of our common stock. As a result, the Viola family will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

We intend to list the Class A common stock on The NASDAQ Stock Market LLC (''NASDAQ'') under the symbol ''VIRT.''

We will be a ''controlled company'' under the corporate governance rules for NASDAQ-listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements. See ''Management — Controlled Company.''

We are an ''emerging growth company'' under the federal securities laws. Investing in our Class A common stock involves risks. See ''Risk Factors'' on page 29 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$

(1) See ''Underwriting.''

The shares of Class A common stock are being offered through the underwriters on a firm commitment basis, subject to the terms and conditions of an underwriting agreement. To the extent that the underwriters sell more than 16,565,714 shares of Class A common stock, the underwriters have the option to purchase up to an additional 2,484,857 shares from us at the initial price to the public less the underwriting discount within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on , 2015.

Goldman, Sachs & Co. J.P. Morgan Sandler O'Neill + Partners, L.P.

BMO Capital Markets Citigroup Credit Suisse Evercore ISI UBS Investment Bank

Academy Securities CIBC Rosenblatt Securities

Prospectus dated , 2015.

and that sharing our technological capabilities with market participants in a manner that expands electronic trading will create more opportunities for market making as trading volumes increase. For example, we adapted our existing technology to provide a customized automated trading platform for foreign exchange products to a major financial institution. We believe this platform will increase transparency, liquidity and efficiency for that financial institution and will provide us with a unique opportunity to provide liquidity and market making services directly to other financial institutions as well. In 2014, we also entered into an order routing agreement with a registered broker-dealer in order to assist it in its execution of institutional order flow.

Expand customized liquidity solutions. We also provide liquidity and competitive pricing in foreign currency markets directly to market participants on our own trading platform called ''VFX'' and through other customized liquidity arrangements. We offered more than 75 different pairs of currency products as of December 31, 2014. We intend to offer this same type of customized liquidity in other asset classes globally.

Pursue strategic partnerships and acquisitions. We intend to selectively consider opportunities to grow through strategic partnerships or acquisitions that enhance our existing capabilities or enable us to enter new markets or provide new products and services. For example, the Madison Tyler Transactions described below created economies of scale with substantial synergy opportunities realized to date and allowed us to enhance our international presence. In addition, with our acquisition of the ETF market making assets of Nyenburgh Holding B.V. (''Nyenburgh'') in the third quarter of 2012, we became an OTC market maker in ETFs and from time to time provide two-sided liquidity to a significant number of counterparties throughout Europe.

Recent Developments

The following table presents ranges for our expected total revenues, Adjusted Net Trading Income, Trading income, net, Adjusted EBITDA, net income and Adjusted Net Income for the three months ended March 31, 2015.

(In millions, except percentage)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014	% Change	
	Low	High	Actual	Low	High
Unaudited Financial Data					
Total revenues	$210	$225	$173	21%	30%
Adjusted Net Trading Income	$140	$150	$106	32%	42%
Trading income, net	$205	$218	$165	24%	32%
Adjusted EBITDA	$ 99	$105	$ 71	40%	48%
Net income	$ 70	$ 76	$ 49	44%	55%
Adjusted Net Income	$ 81	$ 87	$ 56	45%	56%

We expect total revenues for the three months ended March 31, 2015 to be between $210 million and $225 million, representing an increase of between 21% and 30% compared to the same period in 2014.

We anticipate our Adjusted Net Trading Income for the three months ended March 31, 2015 to be between $140 million and $150 million, representing an increase of between 32% and 42% compared to the same period in 2014. The increase in total revenues as well as the increase in Adjusted Net Trading Income was attributable to an increase in volumes and overall volatility in the majority of the markets in which we participate. Trading income, net, is expected to be between $205 million and $218 million, representing an increase of between 24% and 32% compared to the same period in 2014.

We expect our Adjusted EBITDA for the three months ended March 31, 2015 to be between $99 million and $105 million, representing an increase of between 40% and 48% compared to the same period in 2014.

For the three months ended March 31, 2015, our net income is estimated to be between $70 million and $76 million, representing an increase of between 44% and 55% compared to the same period in 2014 and our Adjusted Net Income is estimated to be between $81 million and $87 million, representing an increase of between 45% and 56% compared to the same period in 2014.

The preliminary financial and other data set forth above has been prepared by, and is the responsibility of, our management. The foregoing information and estimates have not been compiled or examined by our independent registered public accounting firm nor have our independent registered public accounting firm performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. In addition, the foregoing information and estimates are subject to revision as we prepare our consolidated financial statements and other disclosures as of and for the three months ended March 31, 2015, including all disclosures required by U.S. GAAP. Because we have not completed our normal quarterly closing and review procedures for the three months ended March 31, 2015, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three months ended March 31, 2015 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with U.S. GAAP or as a measure of performance. In addition, these estimated results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results to be achieved for any future period. See ''Special Note Regarding Forward-looking Statements.'' These estimated results of operations should be read together with ''Selected Consolidated Financial Data,'' ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our and Virtu Financial's audited consolidated financial statements and related notes included elsewhere in this prospectus.

Adjusted Net Trading Income, Adjusted EBITDA and Adjusted Net Income are non-GAAP financial measures. For a description of these measures and their limitations, see footnotes 6 and 7 in ''—Summary Historical and Pro Forma Consolidated Financial and Other Data.''

The following table reconciles trading income, net, to Adjusted Net Trading Income:

| (In millions, except percentages) | Three Months Ended March 31, 2015 | | Three Months Ended March 31, 2014 | % Change | |
	Low	High	Actual	Low	High
Unaudited Financial Data					
Trading income, net	$205	$218	$165	24%	32%
Interest and dividends income	5	6	6		
Interest and dividends expense	(10)	(11)	(10)		
Brokerage, exchange, clearance fees	(60)	(63)	(55)		
Adjusted Net Trading Income	**$140**	**$150**	**$106**	**32%**	**42%**

The following table reconciles net income to EBITDA and Adjusted EBITDA:

(In millions, except percentages)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014	% Change	
	Low	High	Actual	Low	High
Unaudited Financial Data					
Net income	$70	$ 76	$49	45%	56%
Financing interest expense on senior secured credit facility	8	8	8		
Depreciation and amortization	10	10	6		
Provision for Income Taxes	2	2	1		
EBITDA	$90	$ 96	$64	41%	50%
Termination of office leases	3	3	—		
Acquisition related retention bonus	—	—	1		
Stock-based compensation	6	6	6		
Adjusted EBITDA	$99	$105	$71	40%	48%

The following table reconciles net income to Adjusted Net Income:

(In millions, except percentages)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014	% Change	
	Low	High	Actual	Low	High
Unaudited Financial Data					
Net Income	$70	$76	$49	44%	55%
Termination of office leases	3	3	—		
Equipment write-off	2	2	—		
Acquisition related retention bonus	—	—	1		
Stock-based compensation	6	6	6		
Adjusted Net Income	$81	$87	$56	45%	56%

Risks Associated with Our Business

While we have set forth our competitive strengths and our key growth strategies above, we face numerous risks and uncertainties in operating our business, which may negatively impact our competitive strengths, prevent us from implementing our key growth strategies or have a material adverse effect on our business, financial condition or results of operations. Below is a summary of certain risk factors associated with our business that you should consider in evaluating an investment in shares of our Class A common stock.

- Because our revenues and profitability depend on trading volume and volatility in the markets in which we operate, they are subject to factors beyond our control, are prone to significant fluctuations and are difficult to predict. Decreases in market volumes and lower levels of volatility generally result in lower revenues from our market making activities, which could inhibit our plans to capitalize on growth in electronic trading, to provide liquidity across a wider range of new securities and other financial instruments and to grow geographically.

- We are dependent upon our trading counterparties and clearing houses to perform their obligations to us. If our trading counterparties do not meet their obligations to us, or if any central clearing parties fail to properly manage defaults by market participants, we could suffer a material adverse effect on our business, financial condition, results of operations and cash flows.

Post-IPO Stockholder'' and whom we refer to together with the Silver Lake Post-IPO Stockholder as the ''Investor Post-IPO Stockholders,'' shares of our Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock to be issued to the Investor Post-IPO Stockholders will be based on the value of the Virtu Financial equity interests that we acquire, which will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering;

- all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial's non-voting common interest units, which we refer to as ''Virtu Financial Units.'' The number of Virtu Financial Units to be issued to each member of Virtu Financial will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering. The Virtu Financial Units received by Virtu Employee Holdco and the Management Members will have the same vesting restrictions as the equity interests being reclassified. Vested Virtu Financial Units will be entitled to receive distributions, if any, from Virtu Financial. Subject to certain exceptions, unvested Virtu Financial Units will not be entitled to receive such distributions (other than tax distributions). If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock (described below) for no consideration);

- we will amend and restate our certificate of incorporation and will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock, which we refer to collectively as our ''common stock.'' The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

 Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders;

- the remaining members of Virtu Financial after giving effect to the reorganization transactions, other than us, whom we refer to collectively as the ''Virtu Post-IPO Members,'' will subscribe for and purchase shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

    - TJMT Holdings LLC, whom we refer to as the ''Founder Post-IPO Member,'' will purchase 79,902,009 shares of our Class D common stock; and

    - affiliates of Silver Lake Partners, whom we refer to as the ''Silver Lake Post-IPO Members,'' Virtu Employee Holdco, the Management Members and the other Virtu Post-IPO Members will purchase 35,770,722 shares of our Class C common stock; and

- the Founder Post-IPO Member will be granted the right to exchange its Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

See ''Organizational Structure'' for further details.

After the completion of this offering, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

- we intend to contribute $23.3 million of the net proceeds from this offering to Virtu Financial (or $55.5 million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (1,388,888 Virtu Financial Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus or, if the underwriters exercise their option to purchase additional shares in full, 3,318,191 Virtu Financial Units), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

- we intend to use the remaining approximately $254.1 million of the net proceeds from this offering (or $263.4 million if the underwriters exercise their option to purchase additional shares in full) to repurchase 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,096,101 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 6,843,492 Virtu Financial Units and corresponding shares of Class C common stock from certain employees (or, if the underwriters exercise their option to purchase additional shares in full, 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,651,657 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,399,048 Virtu Financial Units from certain employees) at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Member, Mr. Viola, Mr. Cifu or any of their family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering. If the underwriters' option to purchase additional shares is exercised, no additional shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock will be purchased from our existing 5% equityholders, directors or executive officers.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $8.5 million. All of such offering expenses will be paid for or otherwise borne by Virtu Financial.

See ''Use of Proceeds'' and ''Certain Relationships and Related Party Transactions — Purchases from Equityholders'' for further details.

The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering, including all of the transactions described above (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:



Investors in this Offering
Investor Post-IPO Stockholders (Silver Lake Post-IPO Stockholder and Temasek Post-IPO Stockholder)
• Class A common stock ○ 1.9% voting power ○ 51.9% economic interest**
• Class A common stock ○ 1.8% voting power ○ 48.1% economic interest**
Virtu Financial, Inc.
Founder Post-IPO Member (TJMT Holdings LLC)
• Class D common stock ○ 93.4% voting power ○ 0% economic interest**
• Class C common stock* ○ 2.9% voting power ○ 0% economic interest**
Silver Lake Post-IPO Members, Virtu Employee Holdco, Management Members and other Virtu Post-IPO Members
• Sole Managing Member • Virtu Financial Units (held directly and indirectly) ○ 23.4% economic interest
• Virtu Financial Units ○ 0% voting power ○ 58.5% economic interest
• Virtu Financial Units* ○ 0% voting power ○ 18.1% economic interest
Virtu Financial LLC
100%
Virtu Operating Subsidiaries

* Includes 3,150,057 unvested Virtu Financial Units and corresponding shares of Class C common stock.

** Represents economic interest in Virtu Financial, Inc. and not Virtu Financial LLC.

In connection with the reorganization transactions, we will be appointed as the sole managing member of Virtu Financial pursuant to Virtu Financial's limited liability company agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial and will also have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). In addition, because Virtu Financial will be under the common control of Mr. Viola and his affiliates before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Virtu Pre-IPO Members in the assets and

liabilities of Virtu Financial at their carrying amounts as of the date of the completion of this reorganization transactions.

Upon the completion of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters' option to purchase additional shares, we will hold approximately 23.4% of the outstanding Virtu Financial Units, the Virtu Post-IPO Members will hold approximately 76.6% of the outstanding Virtu Financial Units and approximately 96.3% of the combined voting power of our outstanding common stock, the Investor Post-IPO Stockholders will hold approximately 1.8% of the combined voting power of our common stock and the investors in this offering will hold approximately 1.9% of the combined voting power of our common stock. See ''Organizational Structure,'' ''Certain Relationships and Related Party Transactions'' and ''Description of Capital Stock'' for more information on the rights associated with our capital stock and the Virtu Financial Units.

In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the Mergers described under ''Organizational Structure — The Reorganization Transactions.'' In addition, as described above, we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units (and corresponding shares of Class C common stock or Class D common stock) from certain Virtu Post-IPO Members, including the Silver Lake Post-IPO Members, certain members of management and, if the underwriters exercise their option to purchase additional shares, the Founder Post-IPO Member. These acquisitions of interests in Virtu Financial will result in tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In connection with the reorganization transactions, we will enter into tax receivable agreements that will obligate us to make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings. See ''Organizational Structure — Holding Company Structure and Tax Receivable Agreements'' and ''Certain Relationships and Related Party Transactions — Tax Receivable Agreements.''

New Revolving Credit Facility

We have obtained commitments from a syndicate of lenders, subject to customary conditions in addition to the consummation of this offering, to provide us with a new revolving credit facility in the amount of $100 million for general corporate purposes. This new revolving credit facility, which we refer to as the ''new revolving credit facility,'' will be implemented pursuant to an amendment to our senior secured credit facility, will be secured on a pari passu basis with the existing term loan under our senior secured credit facility and will be subject to the same financial covenants and negative covenants. Although we have obtained commitments for the new revolving credit facility, the commitments are subject to conditions and there can be no assurance that we will successfully enter into the new revolving credit facility. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities.''

Our Principal Equityholders

Following the reorganization transactions and this offering, the Founder Post-IPO Member will control approximately 93.4% of the combined voting power of our outstanding common stock (or 93.2% if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result, the Founder Post-IPO Member will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Because the Founder Post-IPO Member will hold more than 50% of the combined voting power of our outstanding common stock, we will be a ''controlled company'' under the corporate governance rules for NASDAQ-listed companies. Therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements. See ''Management — Controlled Company.''

In addition, we will enter into a stockholders agreement that will provide affiliates of Silver Lake Partners with the right to nominate one Class III director for election to our board of directors so long as affiliates of Silver Lake Partners continue to own at least 30% of the Class A common stock held by affiliates of Silver Lake Partners immediately prior to this offering (calculated assuming that all of their Virtu Financial Units and corresponding shares of Class C common stock are exchanged for Class A common stock). Mr. Viola and the Founder Post-IPO Member will agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the nominee. See ''Principal Stockholders'' and ''Certain Relationships and Related Party Transactions — Stockholders Agreement'' for additional information. We refer to affiliates of Silver Lake Partners that own equity interests in our Company from time to time as the ''Silver Lake Equityholders.''

The Founder Post-IPO Member is controlled by family members of Mr. Viola, our Founder and Executive Chairman. Mr. Viola has successfully led our Company since our inception and is one of the nation's foremost leaders in electronic trading. He was the founder of Virtu East in 2008, a founder of Madison Tyler Holdings in 2002 and the former Chairman of the New York Mercantile Exchange (''NYMEX''). None of the Founder Pre-IPO Members, the Founder Post-IPO Member, Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

Silver Lake is a global investment firm focused on the technology, technology-enabled and related growth industries with offices in Menlo Park, New York, London, Hong Kong, Shanghai and Tokyo. Silver Lake was founded in 1999 and has over $23 billion in combined assets under management and committed capital across its large-cap private equity, middle-market private equity, growth equity and credit investment strategies.

Incorporated in 1974, Temasek is an investment company based in Singapore, with a S$223 billion (US$177 billion) portfolio as of March 31, 2014. Temasek's portfolio encompasses companies across a broad spectrum of sectors, financial services; transportation, logistics and industrials; telecommunications, media and technology; life sciences, consumer and real estate; and energy and resources. In addition to Singapore, Temasek has offices in 10 other cities around the world, including Beijing, Shanghai, Mumbai, São Paulo, Mexico City, London and New York. We refer to Temasek entities that own equity interests in our Company prior to this offering, namely Wilbur Investments LLC and Havelock Investments Pte Ltd., as the ''Temasek Equityholders.''

The Offering

Class A common stock outstanding before this offering . . . . 19,447,464 shares.

Class A common stock offered by us . . . . 16,565,714 shares.

Option to purchase additional shares . . . . We have granted the underwriters the right to purchase an additional 2,484,857 shares of Class A common stock from us within 30 days from the date of this prospectus.

Class A common stock to be outstanding immediately after this offering . . . . 31,932,455 shares (51.9% of which would be owned by non-affiliates of the Company) (or 34,417,311 shares (55.35% of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). If, immediately after this offering and the application of the net proceeds from this offering, all of the Virtu Post-IPO Members elected to exchange their Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as applicable, for shares of our Class A common stock or Class B common stock, as applicable, and any such shares of our Class B common stock were then converted into shares of Class A common stock, 136,509,084 shares of our Class A common stock would be outstanding (12.1% of which would be owned by non-affiliates of the Company) (or 138,438,386 shares (13.8% of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering . . . . None.

Class C common stock to be outstanding immediately after this offering . . . . 24,674,621 shares (or 24,119,065 shares if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom) based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class C common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Member. When a Virtu Financial Unit, together with a share of our Class C common stock, is exchanged for a share of our Class A common stock, the corresponding share of our Class C common stock will be cancelled.

Class D common stock to be outstanding immediately after this offering	79,902,009 shares based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class D common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of Virtu Financial Units held by the Founder Post-IPO Member. When a Virtu Financial Unit, together with a share of our Class D common stock, is exchanged for a share of our Class B common stock, the corresponding share of our Class D common stock will be cancelled.
Voting rights	Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of 3.7% of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or 4.0% if the underwriters exercise their option to purchase additional shares in full).
	Each share of our Class B common stock entitles its holder to 10 votes per share. Because no shares of Class B common stock will be issued and outstanding upon the completion of this offering and the application of the net proceeds from this offering, our Class B common stock will initially represent none of the combined voting power of our issued and outstanding common stock.
	Each share of our Class C common stock entitles its holder to one vote per share, representing an aggregate of 2.9% of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or 2.8% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).
	Each share of our Class D common stock entitles its holder to 10 votes per share, representing an aggregate of 93.4% of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or 93.2% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).
	All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. Upon the completion of this offering, our Class D common stock will be held exclusively by the Founder Post-IPO Member and our Class C common stock will be held by the Virtu Post-IPO Members other than the Founder Post-IPO Member. See ''Description of Capital Stock.''

Exchange/conversion	Virtu Financial Units held by the Founder Post-IPO Member, together with a corresponding number of shares of our Class D common stock, may be exchanged for shares of our Class B common stock on a one-for-one basis.
	Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Member, together with a corresponding number of shares of our Class C common stock, may be exchanged for shares of our Class A common stock on a one-for-one basis.
	Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.
	Each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (a) immediately prior to any sale or other transfer of such share by a Founder Post-IPO Member or any of its affiliates or permitted transferees, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if the Founder Post-IPO Member or any of its affiliates or permitted transferees own less than 25% of our issued and outstanding common stock. See ''Description of Capital Stock.''
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $277.3 million (or approximately $318.9 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions of approximately $20.9 million, based on an assumed initial offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering as follows:
	• we intend to contribute $23.3 million of the net proceeds from this offering to Virtu Financial (or $55.5 million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (1,388,888 Virtu Financial Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus or, if the underwriters exercise their option to purchase additional shares in full, 3,318,191 Virtu Financial Units), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

- we intend to use the remaining approximately $254.1 million of the net proceeds from this offering (or $263.4 million if the underwriters exercise their option to purchase additional shares in full) to repurchase 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,096,101 Virtu Financial Units (and corresponding shares of Class C common stock) from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 6,843,492 Virtu Financial Units and corresponding shares of Class C common stock from certain employees (or 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,651,657 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock the Silver Lake Post-IPO Members and 7,399,048 Virtu Financial Units from certain employees) at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Member, Mr. Viola, Mr. Cifu or any of their family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering. If the underwriters' option to purchase additional shares is exercised, no additional shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock will be purchased from our existing 5% equityholders, directors or executive officers.

Virtu Financial will contribute such net proceeds to its subsidiaries. We have broad discretion as to the application of such net proceeds to be used for working capital and general corporate purposes. We may use such net proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $8.5 million. All of such offering expenses will be paid for or otherwise borne by Virtu Financial.

See ''Use of Proceeds'' and ''Certain Relationships and Related Party Transactions — Purchases from Equityholders'' for further details.

Dividend policy	Commencing with the fiscal quarter ending September 30, 2015, we intend to pay a quarterly dividend of $0.24 per share to holders of our Class A common stock. Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to pay dividends that will annually equal, in the aggregate, between 70% and 100% of our net income. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in the credit agreement governing our senior secured credit facility, which we refer to as our ''credit agreement,'' business prospects and other factors that our board of directors considers relevant.
	Because we will be a holding company and our principal asset after the consummation of this offering will be our direct and indirect equity interests in Virtu Financial, we will fund dividends by causing Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, Virtu Employee Holdco, the Management Members and us. Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow (as defined under ''Dividend Policy'') distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2015 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution will be funded from cash on hand.
	See ''Dividend Policy.''
Proposed NASDAQ symbol	''VIRT.''
Risk factors	You should read the ''Risk Factors'' section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock and Class B common stock outstanding after this offering excludes:

- shares issuable pursuant to stock options and restricted stock units with respect to an aggregate amount of 9,168,000 shares of Class A common stock that we expect to issue in connection with this offering under the Virtu Financial, Inc. 2015 Management Incentive Plan (the ''2015 Management Incentive Plan''). See ''Executive Compensation — IPO Equity Grants'';

- additional shares issuable pursuant to stock options, restricted stock units or other equity-based awards with respect to an aggregate amount of 2,832,000 shares of Class A common stock, that we expect to remain available for issuance under the 2015 Management

Incentive Plan following the completion of this offering. See ''Executive Compensation — 2015 Management Incentive Plan'';

- 24,674,621 shares of Class A common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class C common stock), and 79,902,009 shares of Class B common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class D common stock); and

- 79,902,009 shares of our Class A common stock reserved for issuance upon the conversion of our Class B common stock into Class A common stock.

Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to 2,484,857 additional shares from us and (ii) an initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables set forth summary historical consolidated financial and other data of Virtu Financial for the periods presented. We were formed as a Delaware corporation on October 16, 2013 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The consolidated statements of comprehensive income data for the years ended December 31, 2014, 2013 and 2012 and statements of financial condition data as of December 31, 2014 and 2013 have been derived from Virtu Financial's audited financial statements included elsewhere in this prospectus.

The pro forma consolidated statements of comprehensive income for the year ended December 31, 2014 give effect to (i) the reorganization transactions described under ''Organizational Structure'' and (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders, as if each had occurred on January 1, 2014. The pro forma consolidated statement of financial condition data as of December 31, 2014 give effect to (i) the reorganization transactions described under ''Organizational Structure,'' (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders, (iii) this offering and the application of the net proceeds from this offering and (iv) cash distributions by Virtu Financial to the Virtu Pre-IPO Members in an aggregate amount of $50.0 million in January 2015, $20.0 million in February 2015 and $10.0 million in March 2015 and anticipated cash distributions by Virtu Financial to the Virtu Pre-IPO Members in an aggregate amount of $50.0 million prior to the consummation of this offering and $40.0 million following the consummation of this offering, as if each had occurred on December 31, 2014. We expect that the anticipated cash distributions to the pre-IPO equityholders following the consummation of this offering will be funded from cash on hand and withdrawals of excess cash held at clearing deposits from broker-dealers and clearing organizations. See ''Unaudited Pro Forma Financial Information.''

The summary historical and pro forma consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with ''Capitalization,'' ''Unaudited Pro Forma Financial Information,'' ''Selected Consolidated Financial Data,'' ''Management's Discussion and Analysis of Financial Condition and

Results of Operations'' and our and Virtu Financial's audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(In thousands)	Pro Forma Year Ended Dec. 31, 2014	Years Ended Dec. 31, 2014	2013	2012
Consolidated Statements of Comprehensive Income Data:				
Revenues				
Trading income, net	$ 685,150	$685,150	$ 623,733	$ 581,476
Interest and dividends income	27,923	27,923	31,090	34,152
Technology services	9,980	9,980	9,682	—
Total revenues	723,053	723,053	664,505	615,628
Operating Expenses				
Brokerage, exchange and clearance fees, net	230,965	230,965	195,146	200,587
Communication and data processing	68,847	68,847	64,689	55,384
Employee compensation and payroll taxes(1)	102,999	84,531	78,353	63,836
Interest and dividends expense	47,083	47,083	45,196	48,735
Operations and administrative	21,923	21,923	27,215	27,826
Depreciation and amortization	30,441	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	211	211	1,011	71,654
Acquisition cost	—	—	—	69
Acquisition related retention bonus	2,639	2,639	6,705	6,151
Impairment of intangible assets	—	—	—	1,489
Lease abandonment	—	—	—	6,134
Debt issue cost related to debt refinancing(2)	—	—	10,022	—
Initial public offering fees and expenses(3)	8,961	8,961	—	—
Transaction advisory fees and expenses(4)	3,000	3,000	—	—
Financing interest expense on senior secured credit facility	28,322	30,894	24,646	26,460
Total operating expenses	545,391	529,495	476,905	526,300
Income before income taxes	177,662	193,558	187,600	89,328
Provision for income taxes	18,259	3,501	5,397	1,768
Net income	$ 159,403	$190,057	$ 182,203	$ 87,560
Net income attributable to non-controlling interest	(133,407)	—	—	—
Net income attributable to Virtu Financial, Inc.	25,996	—	—	—
Basic and diluted earnings per share to Class A common stockholders:				
Basic	$ 0.81	—	—	—
Diluted	$ 0.81	—	—	—
Weighted average number of shares used in computing earnings per share:				
Basic	31,932,454	—	—	—
Diluted	31,932,454	—	—	—

(In thousands)	Pro Forma as of Dec. 31, 2014	As of Dec. 31, 2014	2013
Consolidated Statements of Financial Condition Data:			
Cash and cash equivalents	$ 29,114	$ 75,864	$ 66,010
Total assets	3,320,601	3,324,561	3,963,570
Senior secured credit facility	500,827	500,827	507,725
Total liabilities	2,992,819	2,817,863	3,510,282
Class A-1 redeemable interest(4)	—	294,433	250,000
Total members'/stockholders' equity	58,561	212,265	203,288

(In thousands)	Pro Forma Year Ended Dec. 31, 2014	Years Ended Dec. 31,		
		2014	2013	2012
Unaudited Financial Data:				
Adjusted Net Income(5)	$214,350	$226,536	$ 215,372	$ 188,305
EBITDA(5)	236,636	255,104	247,201	205,417
Adjusted EBITDA(5)	291,372	291,372	269,337	234,508
Adjusted Net Trading Income(6)	435,025	435,025	414,481	366,306
Operating margin(7)	49%	52%	52%	51%
Adjusted EBITDA margin(7)	67%	67%	65%	64%

(1) Primarily reflects approximately $12.3 million of compensation expense in respect of the time-based vesting of pre-IPO Class B interests in Virtu Financial vesting upon the consummation of this offering.

(2) In connection with the Madison Tyler Transactions, Virtu Financial entered into a $320.0 million senior secured credit facility, which was subsequently refinanced. A portion of certain financing costs incurred in connection with the original credit facility that were scheduled to be amortized over the five-year term of the loan, including original issue discount and underwriting and legal fees, were accelerated and recognized at the closing of the refinancing.

(3) Initial public offering fees and expenses reflect costs directly attributable to the Company's initial public offering process, which was postponed in April 2014. The Company accounted for such costs in accordance with ASC 340-10, *Other Assets and Deferred Costs.* ASC 340 states that costs directly attributable to a successfully completed offering of equity securities may be deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital, but for an offering postponed for a period greater than 90 days, the offering costs must be charged as an expense in the period the offering process was postponed.

(4) Transaction advisory fees reflect professional fees incurred by the Company in connection with the Temasek Transaction (as defined below), which was consummated on December 31, 2014.

(5) The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See ''Organizational Structure — The Reorganization Transactions.''

(6) ''Adjusted Net Income'' measures our operating performance by adjusting net income to exclude amortization of purchased intangibles and acquired capitalized software, debt issue cost related to debt refinancing, impairment of intangible assets, lease abandonment, acquisition cost, terminated transaction fees and expenses, initial public offering fees and expenses, transaction advisory fees and expenses, expenses associated with termination of London leases, severance, acquisition related retention bonus and stock-based compensation expense. ''EBITDA'' measures our operating performance by adjusting net income to exclude financing interest expense on senior secured credit facility, debt issue cost related to debt refinancing, depreciation and amortization, amortization of purchased intangibles and acquired capitalized software and income tax expense, and ''Adjusted EBITDA'' measures our operating performance by further adjusting EBITDA to exclude impairment of intangible assets, lease abandonment, terminated transaction fees and expenses, initial public offering fees and expenses, transaction advisory fees and expenses, expenses associated with termination of London leases, severance, acquisition related retention bonus and stock-based compensation expense. Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. In addition, Adjusted Net Income, EBITDA and Adjusted EBITDA or similar non-GAAP measures are used by research analysts, investment bankers and lenders to assess our operating performance. Management believes that the presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Income, EBITDA and Adjusted EBITDA provide indicators of general economic performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period. Furthermore, our credit agreement contains covenants and other tests based on metrics similar to Adjusted EBITDA. Other companies may define Adjusted Net Income or Adjusted EBITDA differently, and as a result our measures of Adjusted Net Income and Adjusted EBITDA may not be directly comparable to those of other companies. Although we use Adjusted Net Income, EBITDA and Adjusted EBITDA as financial measures to assess the performance of our business, such use is limited because they do not include certain material costs necessary to operate our business. Adjusted Net Income, EBITDA and Adjusted EBITDA should be considered in addition to, and not as a substitute for,

net income in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Adjusted Net Income and our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

- they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

- our EBITDA-based measures do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payment on our debt;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any cash requirement for such replacements or improvements;

- they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

- they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

- they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us.

Because of these limitations, Adjusted Net Income, EBITDA and Adjusted EBITDA are not intended as alternatives to net income as indicators of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted Net Income, EBITDA and Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table reconciles net income to Adjusted Net Income:

(In thousands)	Pro Forma Year Ended Dec. 31, 2014	Years Ended Dec. 31,		
		2014	2013	2012
Net income	$159,403	$190,057	$182,203	$ 87,560
Amortization of purchased intangibles and acquired capitalized software	211	211	1,011	71,654
Debt issue cost related to debt refinancing	—	—	10,022	—
Impairment of intangible assets	—	—	—	1,489
Lease abandonment	—	—	—	6,134
Acquisition cost	—	—	—	69
Terminated transaction fees and expenses(a)	—	—	—	4,727
Initial public offering fees and expenses	8,961	8,961	—	—
Transaction advisory fees and expenses	3,000	3,000	—	—
Expenses associated with termination of London leases(b)	849	849	—	—
Severance(c)	4,786	4,786	1,990	2,123
Acquisition related retention bonus	2,639	2,639	6,705	6,151
Stock-based compensation	34,501	16,033	13,441	8,398
Adjusted Net Income	$214,350	$226,536	$215,372	$188,305

(a) Represents expense of $4.7 million incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

(b) Represents deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

(c) Represents expense of $4.8 million, $2.0 million and $2.1 million incurred for the years ended December 31, 2014, 2013 and 2012, respectively, primarily relating to the employee costs associated with consolidation of operations following the Madison Tyler Transactions.

The following table reconciles net income to EBITDA and Adjusted EBITDA:

(In thousands)	Pro Forma Year Ended Dec. 31, 2014	Years Ended Dec. 31, 2014	2013	2012
Net income	$159,403	$190,057	$182,203	$ 87,560
Financing interest expense on senior secured credit facility	28,322	30,894	24,646	26,460
Debt issue cost related to debt refinancing	—	—	10,022	—
Depreciation and amortization	30,441	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	211	211	1,011	71,654
Income tax expense	18,259	3,501	5,397	1,768
EBITDA	$236,636	$255,104	$247,201	$205,417
Impairment of intangible assets	—	—	—	1,489
Lease abandonment	—	—	—	6,134
Acquisition cost	—	—	—	69
Terminated transaction fees and expenses(a)	—	—	—	4,727
Initial public offering fees and expenses	8,961	8,961	—	—
Transaction advisory fees and expenses	3,000	3,000	—	—
Expenses associated with termination of London leases(b)	849	849	—	—
Severance(c)	4,786	4,786	1,990	2,123
Acquisition related retention bonus	2,639	2,639	6,705	6,151
Stock-based compensation	34,501	16,033	13,441	8,398
Adjusted EBITDA	$291,372	$291,372	$269,337	$234,508

(a) Represents expense of $4.7 million incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

(b) Represents deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

(c) Represents expense of $4.8 million, $2.0 million and $2.1 million incurred for the years ended December 31, 2014, 2013 and 2012, respectively, primarily relating to the employee costs associated with consolidation of operations following the Madison Tyler Transactions.

(7) ''Adjusted Net Trading Income'' is the amount of revenue we generate from our market making activities, or trading income, net, plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net. Rather than analyzing these components of our operating results individually, we generally view them on an aggregate basis in the context of Adjusted Net Trading Income. Adjusted Net Trading Income is a non-GAAP financial measure. Our total Adjusted Net Trading Income is the primary metric used by management in evaluating performance, making strategic decisions and allocating resources, and the primary factor influencing Adjusted Net Trading Income is volume levels. Management believes that the presentation of Adjusted Net Trading Income provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Trading Income provides an indicator of the performance of our market making activities that is not affected by revenues or expenses that are not directly associated with such activities. Accordingly, management believes that this measurement is useful for comparing general operating performance from period to period. Although we use Adjusted Net Trading Income as a financial measure to assess the performance of our business, the use of Adjusted Net Trading Income is limited because it does not include certain material costs that are necessary to operate our business. Adjusted Net Trading Income should be considered in addition to, and not as a substitute for, trading income, net, in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Trading Income should not be construed as an indication that our future results will be unaffected by revenues or expenses that are not directly associated with our market making activities. Adjusted Net Trading Income is limited as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table reconciles trading income, net, to Adjusted Net Trading Income:

(In thousands)	Pro Forma Year Ended Dec. 31, 2014	Years Ended Dec. 31, 2014	2013	2012
Trading income, net	$ 685,150	$ 685,150	$ 623,733	$ 581,476
Interest and dividends income and expense, net . . .	(19,160)	(19,160)	(14,106)	(14,583)
Brokerage, exchange and clearance fees, net	(230,965)	(230,965)	(195,146)	(200,587)
Adjusted Net Trading Income	$ 435,025	$ 435,025	$ 414,481	$ 366,306

The following table shows our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income by asset class for the years ended December 31, 2014, 2013 and 2012.

	Years Ended Dec. 31,								
	2014			2013			2012		
(In thousands, except percentages)	Total	Average Daily(a)	%	Total	Average Daily(a)	%	Total	Average Daily(a)	%
Adjusted Net Trading Income:									
Asset Class									
Americas Equities(b)	$113,402	$ 450	26%	$111,098	$ 441	27%	$108,845	435	30%
EMEA Equities	51,604	205	12%	44,435	176	11%	45,799	183	13%
APAC Equities	29,965	119	7%	45,566	181	11%	41,924	168	11%
Global Commodities	93,083	369	21%	94,934	377	23%	96,602	386	26%
Global Currencies	109,693	435	25%	81,014	321	20%	50,766	203	14%
Options, Fixed Income and Other Securities	42,321	168	10%	38,499	153	9%	26,628	106	7%
Unallocated(c)	(5,043)	(20)	(1)%	(1,065)	(4)	(1)%	(4,258)	(17)	(1)%
Total Adjusted Net Trading Income . .	$435,025	$1,726	100%	$414,481	$1,645	100%	$366,306	$1,464	100%

(a) Average daily Adjusted Net Trading Income figures are based on (i) 252 trading days during the year ended December 31, 2014, (ii) 252 trading days during the year ended December 31, 2013 and (iii) 250 trading days during the year ended December 31, 2012.

(b) In 2014, our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income for Americas Equities consisted of approximately $86.5 million, $343,000 and 20%, respectively, attributable to U.S. equities, and approximately $26.9 million, $107,000 and 6%, respectively, attributable to Canadian and Latin American equities.

(c) Under our methodology for recording ''trading income, net'' in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we recognize revenues on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular daily Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

(8) We calculate ''operating margin'' by dividing Adjusted Net Income by Adjusted Net Trading Income. We calculate ''Adjusted EBITDA margin'' by dividing Adjusted EBITDA by Adjusted Net Trading Income. Operating margin and Adjusted EBITDA margin are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. Other companies may define operating margin and Adjusted EBITDA margin differently, and as a result our measures may not be directly comparable to those of other companies. These measures should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures as measures of our operating performance.

market structure requesting comment from market participants on topics including, among others, high frequency trading, co-location, dark liquidity pre- and post-trade risk controls and system safeguards. The SEC has adopted rules that, among other results, have significantly limited the use of sponsored access by market participants to the U.S. equities exchanges, imposed large trader reporting requirements, restricted short sales in listed securities under certain conditions and required the planning and creation of a new comprehensive consolidated audit trail. The SEC has also approved by order a proposal adopted by the Financial Industry Regulatory Authority, Inc. (''FINRA'') establishing a ''Limit Up-Limit Down'' mechanism to address market volatility.

In addition, certain market participants, SROs, government officials and regulators have requested that the U.S. Congress and the SEC propose and adopt additional laws and rules, including rules relating to restrictions on co-location, order-to-execution ratios, minimum quote life for orders, incremental messaging fees to be imposed by exchanges for ''excessive'' order placements and/or cancellations, further transaction taxes, tick sizes and other market structure proposals. For example, the SEC recently adopted Regulation SCI, which could impose significant compliance and other costs on market centers that may have to pass such costs on to their users, including us, and could impact our future business plans of establishing a market center to avoid or reduce market center costs for certain of our transactions. Similarly, the consolidated audit trail, which the SEC has required the SROs to propose a plan for and will require them to implement, is expected to entail significant costs both on market centers, which may pass these costs along to their users, and broker-dealers directly. In February 2015, the NYSE proposed a new rule to conduct a daily single-priced auction at a specified time in lower volume securities (''Midday Auction''). Beginning at a specified time, the NYSE would pause trading in the Midday Auction, suspend automatic executions and publish a zero quote on both the public and proprietary data feeds. If adopted, the new rule could result in reduced opportunities for liquidity providers to provide liquidity in such lower-volume securities outside the Midday Auction while reducing spreads during the Midday Auction. The SEC also required that the SROs propose a pilot program to increase the minimum trading increment, or ''tick size,'' for certain securities. The proposed pilot program would include a ''trade at'' component, requiring that certain of these transactions occur only on an exchange. If adopted as proposed and not accompanied by a reduction in the fees paid to access liquidity on exchanges, the trade at requirement may increase the costs for certain of our transactions. Finally, the SEC has recently proposed amendments to regulations that would require our registered broker dealer to become a member of FINRA, which, if adopted as proposed, would require fees per trade that could adversely affect our profits given that we seek to make small profits on individual trades.

Any or all of these proposals or additional proposals may be adopted by the SEC, CFTC or other U.S. or foreign legislative or regulatory bodies, and recent news media attention to electronic trading and market structure could increase the likelihood of adoption. These potential market structure and regulatory changes could cause a change in the manner in which we make markets, impose additional costs and expenses on our business or otherwise have a material adverse effect on our business, financial condition and results of operations.

In addition, the financial services industry is heavily regulated in many foreign countries, much like in the U.S. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to conduct business or expand internationally. For example, the Markets in Financial Instruments Directive (''MiFID''), which was implemented in November 2007, is in the process of being replaced by MiFID II/Markets in Financial Investments Regulation (''MiFIR''), which was adopted by the European Parliament on April 15, 2014 and by the Council on May 13, 2014, and entered into force on July 2, 2014. The MiFID II/MiFIR proposals include many changes likely to affect our business. For example, MiFID II/MiFIR will require certain types of firms, including us, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms' risk controls related to the safe operation of electronic systems. MiFID II/MiFIR common stock, (b) payments under the tax receivable agreements and (c) future deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member, we expect that these tax distributions will be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the tax receivable agreements and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our shareholders. No adjustments to the exchange ratio for Virtu Financial Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us, and in any event the ratio will remain one-to-one.

We are controlled by the Founder Post-IPO Member, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

Based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the Founder Post-IPO Member will control approximately 93.4% of the combined voting power of our common stock (or 93.2% if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering and the application of the net proceeds from this offering as a result of its ownership of our Class D common stock, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders.

The Founder Post-IPO Member will have the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Member, even if such events are in the best interests of minority stockholders. This concentration of voting power with the Founder Post-IPO Member may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class B common stock and Class D common stock each have 10 votes per share on matters submitted to a vote of our stockholders, the Founder Post-IPO Member will be able to control our Company as long as it owns at least 25% of our issued and outstanding common stock.

The Founder Post-IPO Member's interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because the Founder Post-IPO Member holds part of its economic interest in our business through Virtu Financial, rather than through the public company, it may have conflicting interests with holders of shares of our Class A common stock. For example, the Founder Post-IPO Member may have a different tax position from us, which could influence its decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreements that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreements or terminate the tax receivable agreements. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions — Tax Receivable Agreements." In addition, pursuant to the Exchange Agreement described under "Certain Relationships and Related Party Transactions — Exchange Agreement," the holders of Virtu Financial Units and shares of our Class C common stock or Class D common stock will not be required to participate in a proposed

Risks Related to this Offering and Our Class A Common Stock

Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.

Upon the consummation of this offering, we will have 31,932,455 shares of Class A common stock (or 34,417,311 shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding 9,168,000 shares of Class A common stock underlying outstanding stock options and restricted stock units and, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and 104,576,030 shares of Class A common stock issuable upon potential exchanges and/or conversions. Of these shares, the 16,565,714 shares sold in this offering (or 19,050,571 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act. Upon the completion of this offering, the remaining 119,943,369 outstanding shares of Class A common stock, including shares issuable upon exchange and/or conversion (or 119,387,814 shares if the underwriters exercise their option to purchase additional shares in full), will be deemed ''restricted securities,'' as that term is defined under Rule 144 of the Securities Act. Immediately following the consummation of this offering, the holders of these remaining 119,943,369 shares of our Class A common stock, including shares issuable upon exchange or conversion as described above (or 119,387,814 shares if the underwriters exercise their option to purchase additional shares in full) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter ''lock-up'' period pursuant to (i) the applicable holding period, volume and other restrictions of Rule 144 or (ii) another exemption from registration under the Securities Act. See ''Shares Available for Future Sale.''

We intend to file a registration statement under the Securities Act registering 12,000,000 shares of our Class A common stock reserved for issuance under our 2015 Management Incentive Plan, and we will enter into the Registration Rights Agreement pursuant to which we will grant demand and piggyback registration rights to the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder and piggyback registration rights to certain of the other Virtu Post-IPO Members. See ''Shares Available for Future Sale'' for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We have begun to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (''Sarbanes-Oxley'') and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and, if we are no longer an emerging growth company under the Jumpstart Our Business Startups Act (the ''JOBS Act''), our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2016. During the course of this documentation and testing, we may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. For the year ended December 31, 2013, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting. This material weakness related to our inability to prepare accurate financial statements, resulting from a lack of reconciliations, a lack of detailed review and

Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our Class A common stock, and an active trading market may not develop or be sustained upon the completion of this offering. The initial public offering price of the Class A common stock offered hereby was determined through our negotiations with the underwriters and may not be indicative of the market price of the Class A common stock after this offering. The market price of our Class A common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our business.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. As such, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

Because the initial public offering price per share of Class A common stock is substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our Class A common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the reorganization transactions, our entry into the tax receivable agreements, the sale of the 16,565,714 shares of Class A common stock we have offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) and the application of the net proceeds therefrom, our pro forma net tangible book value as of December 31, 2014, would have been a deficit of $388.9 million, or $(2.85) per share of Class A common stock and Class B common stock (assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock and Class B common stock, as applicable, on a one-for-one basis). This value represents an immediate dilution in net tangible book value of $20.85 per share to new investors purchasing shares of our Class A common stock in this offering. A calculation of the dilution purchasers will incur is provided below under "Dilution."

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately-owned corporation. Sarbanes-Oxley and related rules of the SEC, together with the listing requirements of NASDAQ, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately owned. We will be required to expend considerable time and resources complying with public company regulations. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers and may divert management's attention. Furthermore, if

Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders;

- the Virtu Post-IPO Members will subscribe for and purchase shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

  - the Founder Post-IPO Member will purchase 79,902,009 shares of our Class D common stock; and

  - the Silver Lake Post-IPO Members, Virtu Employee Holdco, the Management Members and the other Virtu Post-IPO Members will purchase 24,674,621 shares of our Class C common stock;

- the Founder Post-IPO Member will be granted the right to exchange its Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

- the limited liability company agreement of Virtu Employee Holdco will be amended such that, following this offering:

  - the membership interests of Virtu Employee Holdco will be reclassified into a number of restricted common units of Virtu Employee Holdco equal to the number of Virtu Financial Units held by Virtu Employee Holdco on behalf of its members;

  - the restricted common units of Virtu Employee Holdco remain subject to the vesting restrictions applicable to the membership interests from which they were reclassified;

  - at any time after this offering, subject to certain restrictions, members of Virtu Employee Holdco desiring to transfer their vested interests in us can elect to (i) cause Virtu Employee Holdco to distribute the vested Virtu Financial Units and corresponding shares of Class C common stock indirectly owned by such member to such member in redemption of its corresponding interests in Virtu Employee Holdco, (ii) exchange such Virtu Financial Units and corresponding shares of Class C common stock into shares of Class A common stock and/or (iii) transfer such shares of Class A common stock; and

  - the manager will direct Virtu Employee Holdco to vote all securities attributable to it entitled to vote upon the election of our directors in accordance with the recommendation of our board of directors.

We have not engaged in any business or other activities except in connection with the reorganization transactions and have no material assets. Following this offering, Virtu Financial and its subsidiaries will continue to operate the historical business of our Company.

Effect of the Reorganization Transactions and this Offering

The reorganization transactions are intended to create a holding company that will facilitate public ownership of, and investment in, our Company and are structured in a tax-efficient manner for our investors. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial, as its sole managing member, and will also have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). In addition, because Virtu Financial will be under the common control of Mr. Viola and his affiliates before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of this reorganization transactions.

Certain Virtu Pre-IPO Members desire that their investment in us maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold their ownership interests in Virtu Financial until such time in the future as they may elect to exchange their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) with Virtu Financial for shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

After the completion of this offering, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

- we intend to contribute $23.3 million of the net proceeds from this offering to Virtu Financial (or $55.5 million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (1,388,888 Virtu Financial Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus or, if the underwriters exercise their option to purchase additional shares in full, 3,318,191 Virtu Financial Units), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

- we intend to use the remaining approximately $254.1 million of the net proceeds from this offering (or $263.4 million if the underwriters exercise their option to purchase additional shares in full) to repurchase 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,096,101 Virtu Financial Units (and corresponding shares of Class C common stock) from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 6,843,492 Virtu Financial Units and corresponding shares of Class C common stock from certain employees (or, if the underwriters exercise their option to purchase additional shares in full, 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,651,657 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,399,048 Virtu Financial Units from certain employees) at a net price equal to the price paid by the underwriters for shares of our

Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Member, Mr. Viola, Mr. Cifu or any of their family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering. If the underwriters' option to purchase additional shares is exercised, no additional shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock will be purchased from our existing 5% equityholders, directors or executive officers.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $8.5 million. All of such offering expenses will be paid for or otherwise borne by Virtu Financial.

See ''Use of Proceeds'' and ''Certain Relationships and Related Party Transactions — Purchases from Equityholders'' for further details.

The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering, including all of the transactions described above (assuming an initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:



Investors in this Offering
Investor Post-IPO Stockholders (Silver Lake Post-IPO Stockholder and Temasek Post-IPO Stockholder)
• Class A common stock
○ 1.9% voting power
○ 51.9% economic interest**
• Class A common stock
○ 1.8% voting power
○ 48.1% economic interest**
Virtu Financial, Inc.
Founder Post-IPO Member (TJMT Holdings LLC)
• Class D common stock
○ 93.4% voting power
○ 0% economic interest**
• Class C common stock*
○ 2.9% voting power
○ 0% economic interest**
Silver Lake Post-IPO Members, Virtu Employee Holdco, Management Members and other Virtu Post-IPO Members
• Sole Managing Member
• Virtu Financial Units (held directly and indirectly)
○ 23.4% economic interest
• Virtu Financial Units
○ 0% voting power
○ 58.5% economic interest
• Virtu Financial Units*
○ 0% voting power
○ 18.1% economic interest
Virtu Financial LLC
100%
Virtu Operating Subsidiaries

* Includes 3,150,057 unvested Virtu Financial Units and corresponding shares of Class C common stock.

** Represents economic interest in Virtu Financial, Inc. and not Virtu Financial LLC.

Based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

- we will be appointed as the sole managing member of Virtu Financial and will directly or indirectly hold 31,932,455 Virtu Financial Units, constituting 23.3% of the outstanding equity interests in Virtu Financial (or 34,417,311 Virtu Financial Units, constituting 24.9% of the outstanding equity interests in Virtu Financial if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

- the Founder Post-IPO Member will hold an aggregate of 79,902,209 shares of our Class D common stock and 79,902,209 Virtu Financial Units, constituting 58.5% of the outstanding equity interests in Virtu Financial (or constituting 57.7% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing 93.4% of the combined voting power in us (or 93.2% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

- the Silver Lake Post-IPO Members will hold an aggregate of 3,128,590 shares of our Class C common stock and 3,128,590 Virtu Financial Units, representing 2.3% of the outstanding equity interests in Virtu Financial (or representing 2.3% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing 0.4% of the combined voting power in us (or 0.4% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

- The Silver Lake Post-IPO Stockholder (collectively with the Silver Lake Post-IPO Members, the "Silver Lake Equityholders") will hold an aggregate of 3,002,137 shares of our Class A common stock, representing 0.4% of the combined voting power in us (or 0.4% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

- the Temasek Post-IPO Stockholder will hold an aggregate of 12,364,603 shares of our Class A common stock, representing 1.5% of the combined voting power in us (or 1.4% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

- Virtu Employee Holdco will hold, subject to the vesting restrictions described above, an aggregate of 15,039,271 shares of our Class C common stock and 15,039,271 Virtu Financial Units, constituting 11.0% of the outstanding equity interests in Virtu Financial (or constituting 10.9% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing 1.8% of the combined voting power in us (or 1.8% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

- the other Virtu Post-IPO Members, including the Management Members and other pre-IPO investors, will hold, subject to the vesting restrictions described above, an aggregate of 6,506,760 shares of our Class C common stock and 6,506,760 Virtu Financial Units, constituting 4.8% of the outstanding equity interests in Virtu Financial (or 5,951,204 shares of Class C common stock and 5,951,204 Virtu Financial Units, constituting 4.2% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing 0.8% of the combined voting power in us (or 0.7% if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom); and

- our public stockholders will collectively hold 16,565,714 shares of our Class A common stock, representing 12.1% of the combined voting power in us (or 19,050,571 shares and 13.8%, respectively, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).

Holding Company Structure and Tax Receivable Agreements

We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our ownership interests in Virtu Financial, which we will hold directly and indirectly. The number of Virtu Financial Units we will own, directly or indirectly, at any time will equal the aggregate number of outstanding shares of our Class A common stock and Class B common stock. The economic interest represented by each Virtu Financial Unit that we own will correspond to one share of our Class A common stock or Class B common stock, and the total number of Virtu Financial Units owned directly or indirectly by us and the holders of our Class C common stock and Class D common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock. Shares of our Class C common stock and Class D common stock cannot be transferred except in connection with a transfer or exchange of Virtu Financial Units.

We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange.

In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the Mergers in exchange for the issuance of shares of our Class A common stock and rights to receive payments under a tax receivable agreement to the Investor Post-IPO Stockholders. In addition, as described above, we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units (and corresponding shares of Class C common stock) from certain Virtu Post-IPO Members, including the Silver Lake Post-IPO Members, and certain members of management. These acquisitions of interests in Virtu Financial will result in favorable tax basis adjustments to the assets of Virtu Financial, and these basis adjustments will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions.

We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (one with the Founder Post-IPO Member, Virtu Employee Holdco, the Management Members and other pre-IPO investors other than affiliates of Silver Lake Partners and affiliates of Temasek, another with the Investor Post-IPO Stockholders and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $277.3 million, after deducting underwriting discounts and commissions of approximately $20.9 million, based on an assumed initial offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters' option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $318.9 million of net proceeds based on an assumed initial offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to contribute $23.3 million of the net proceeds from this offering to Virtu Financial (or $55.5 million if the underwriters exercise their option to purchase additional shares in full (see "Certain Relationships and Related Party Transactions — Purchases from Equityholders")) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (1,388,888 Virtu Financial Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus or, if the underwriters exercise their option to purchase additional shares in full, 3,318,191 Virtu Financial Units).

Virtu Financial will contribute such net proceeds to its subsidiaries. We have broad discretion as to the application of such net proceeds to be used for working capital and general corporate purposes. We may use such net proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Prior to application, we may hold any such net proceeds in cash or invest them in short-term securities or investments. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

We estimate that the offering expenses (other than the underwriting discount) will be approximately $8.5 million. All of such offering expenses will be paid for or otherwise borne by Virtu Financial.

We intend to use the remaining approximately $254.1 million of the net proceeds from this offering (or $263.4 million if the underwriters exercise their option to purchase additional shares in full) to repurchase 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,096,101 Virtu Financial Units (and corresponding shares of Class C common stock) from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 6,843,492 Virtu Financial Units and corresponding shares of Class C common stock from certain employees (or, if the underwriters exercise their option to purchase additional shares in full, 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,651,657 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,399,048 Virtu Financial Units from certain employees) at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. Certain of our 5% equityholders, directors and executive officers will receive a portion of the proceeds pursuant to these repurchases. See "Certain Relationships and Related Party Transactions — Purchases from Equityholders."

As a result of any purchases of Virtu Financial Units (together with a corresponding number of shares of Class C common stock) as described above, the number of outstanding shares of

Class C common stock will be reduced. Because we will hold the Virtu Financial Units that we acquire (and increase our ownership position in Virtu Financial), the number of outstanding Virtu Financial Units will remain the same.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the amount of proceeds to us from this offering available to purchase shares of Class A common stock and Virtu Financial Units and corresponding shares of Class C common stock by $14.1 million and for working capital and general corporate purposes by $1.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, during years ended December 31, 2006 through 2011, Virtu Financial and Madison Tyler Holdings regularly declared and paid significant cash distributions to their respective members, in an aggregate amount of $934.5 million.

In January, February and March 2015, Virtu Financial made additional cash distributions to its equityholders in an aggregate amount of $50.0 million, $20.0 million and $10.0 million, respectively. Prior to the consummation of this offering, we expect Virtu Financial to make cash distributions to the Virtu Pre-IPO members in an aggregate amount of $50.0 million. Following the consummation of this offering, as of a record date prior to the commencement of the reorganization transactions, we expect Virtu Financial to make further cash distributions to the Virtu Pre-IPO Members in an aggregate amount of $40.0 million. We refer to these distributions collectively as the ''2015 Distributions.''

The distribution to the Virtu Pre-IPO Members following the consummation of this offering will be made before any other distributions are made to us and the Virtu Post-IPO Members, and will be made pro rata in accordance with the Virtu Pre-IPO Members' respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2015 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. ''Operating cash flow'' refers to Virtu Financial's Available Cash Flow (as defined in Virtu Financial's existing limited liability company agreement), which includes Virtu Financial's consolidated net income, adjusted to exclude non-cash items, extraordinary or one-time items and any non-cash compensation expense related to any equity interests issued under any management equity plan. We expect this distribution will be funded from cash on hand and withdrawals of excess cash held at clearing deposits from broker dealers and clearing organizations.

Following the consummation of this offering, our board of directors intends to continue our policy of returning excess cash to our stockholders. Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to pay dividends that will annually equal, in the aggregate, between 70% and 100% of our net income. We expect that our first dividend will be paid in the third quarter of 2015 (in respect of the second quarter of 2015) and will be $0.24 per share of our Class A common stock. We intend to fund our initial dividend, as well as any future dividends, from our portion of distributions made by Virtu Financial, from its available cash generations from operations. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, regulatory restrictions, business prospects and other factors that our board of directors considers relevant.

Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to increase this regular dividend and/or declare and pay periodic special dividends to our stockholders. Any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, business prospects and other factors that our board of directors considers relevant.

Because we will be a holding company and our principal asset after the consummation of this offering will be our direct and indirect equity interests in Virtu Financial, we intend to fund our initial dividend and any future dividends by causing Virtu Financial, in our capacity as its sole managing member, to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, Virtu Employee Holdco, the Management Members and us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014 (i) on an actual basis, (ii) on a pro forma basis to reflect the reorganization transactions described under ''Organizational Structure'' and the estimated impact of the tax receivable agreements and (iii) as further adjusted to reflect:

- the sale of 16,565,714 shares of our Class A common stock in this offering at an assumed public offering price of $18.00 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters' discounts and commissions;

- the application of the net proceeds of this offering as described under ''Use of Proceeds''; and

- the 2015 Distributions.

This table should be read in conjunction with ''Use of Proceeds,'' ''Unaudited Pro Forma Financial Information'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

(in thousands)	Actual	Pro Forma As Adjusted Before this Offering	Pro Forma(1)
Cash and cash equivalents	$ 75,864	$ 5,864	$ 29,114
Total long-term indebtedness . . .	$ 500,827	$500,827	$500,827
Class A-1 redeemable interest . .	294,433	—	—
Equity:			
Class A-1 interest	19,648	—	—
Class A-2 interest	287,705	—	—
Class A common stock, par value $0.00001 per share . .	—	—	—
Class B common stock, par value $0.00001 per share . .	—	—	—
Class C common stock, par value $0.00001 per share . .	—	—	—
Class D common stock, par value $0.00001 per share . .	—	1	1
Additional paid-in capital	—	14,336	68,703
Accumulated deficit	(91,383)	—	(9,276)
Accumulated other comprehensive income (loss)	(3,705)	(867)	(867)
Total members' equity/ shareholders' equity	212,265	13,470	58,561
Non-controlling interest	—	299,583	269,221
Total equity	212,265	313,053	327,782
Total capitalization	$1,007,525	$813,880	$828,609

As of December 31, 2014

---

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by $15.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by existing equityholders (including all shares issuable upon exchange and/or conversion).

Our pro forma net tangible book value as of December 31, 2014 would have been a deficit of approximately $403.7 million, or $(2.99) per share of our common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions (based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the 2015 Distributions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

After giving effect to the reorganization transactions, the 2015 Distributions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to the sale of 16,565,714 shares of Class A common stock in this offering at the assumed initial public offering price of $18.00 per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering (including the contribution of $23.3 million of the net proceeds from this offering to Virtu Financial in exchange for Virtu Financial Units, and the use of the remaining approximately $254.1 million of the net proceeds from this offering to repurchase 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,096,101 Virtu Financial Units (and corresponding shares of Class C common stock) from certain of the Virtu Post-IPO Members), our pro forma as adjusted net tangible book value would have been a deficit of approximately $388.9 million, or $(2.85) per share, representing an immediate increase in net tangible book value of $0.14 per share to existing equityholders and an immediate dilution in net tangible book value of $20.85 per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$18.00
Pro forma net tangible book value per share as of December 31, 2014(1)	$ (2.99)
Increase in pro forma net tangible book value per share attributable to new investors	0.14
Pro forma adjusted net tangible book value per share after this offering(2)	(2.85)
Dilution in pro forma net tangible book value per share to new investors .	$20.85

----

(1) Reflects 135,120,195 outstanding shares of Class A common stock and Class B common stock, including (i) 79,902,009 shares of Class B common stock issuable upon the exchange of the Virtu Financial Units and shares of Class D common stock to be held by the Founder Post-IPO Member immediately prior to this offering, (ii) 19,447,464 shares of Class A common

stock to be held by the Investor Post-IPO Stockholders immediately prior to this offering and (iii) 35,770,722 shares of Class A common stock issuable upon the exchange of the Virtu Financial Units and shares of Class C common stock to be held by the Virtu Post-IPO Members other than the Founder Post-IPO Member immediately prior to this offering.

(2)   Reflects 136,509,084 outstanding shares, consisting of (i) 16,565,714 shares of Class A common stock to be issued in this offering and (ii) the 135,120,195 outstanding shares described in note (1) above less the 4,080,724 shares of Class A common stock to be repurchased from the Silver Lake Post-IPO Stockholder and the 11,096,101 shares of Class A common stock issuable upon the exchange of the Virtu Financial Units and corresponding shares of common stock to be repurchased from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering.

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) our pro forma net tangible book value after this offering by $15.4 million and the dilution per share to new investors by $0.11, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma basis as of December 31, 2014, the number of shares of Class A common stock and Class B common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $18.00 per share (the midpoint of the estimated price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the reorganization transactions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Class A and Class B Common Stock Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders(1)	119,943,370	87.9%	$1,013,853,292	77.3%	$ 8.45
New investors(2)	16,565,714	12.1	298,182,875	22.7	18.00
Total	136,509,084	100%	$1,312,036,167	100%	

(1)   Reflects approximately $1,287.0 million of consideration paid by existing equityholders in respect of shares of Class A common stock, Class B common stock and Virtu Financial Units (together with corresponding shares of Class C common stock and Class D common stock), net of $273.2 million of consideration paid by (i) the Investor Post-IPO Stockholders in respect of 4,080,724 shares of Class A common stock and (ii) certain of the Virtu Post-IPO Members in respect of 11,096,101 Virtu Financial Units and corresponding shares of common stock, which, in each case, we intend to repurchase using a portion of the net proceeds from this offering. The approximately $1,287.0 million of consideration paid consists of (a) a contribution by the Silver Lake Pre-IPO Member and a Founder Pre-IPO Member in July 2011 in connection with the Madison Tyler Transactions, (b) a contribution in the form of rollover equity

by various Virtu Pre-IPO Members in July 2011 in connection with the Madison Tyler Transactions, (c) deemed contributions in respect of vested awards of Class A-2 profits interests and (d) a purchase by the Temasek Pre-IPO Member in December 2014 in connection with the Temasek Transaction.

(2)   Includes 16,565,714 shares of Class A common stock to be sold in this offering, the net proceeds of which we intend to use to (i) make a contribution to Virtu Financial in exchange for Virtu Financial Units, as described under ''Use of Proceeds,'' and (ii) repurchase shares of Class A common stock and Virtu Financial Units together with corresponding shares of common stock from the Silver Lake Post-IPO Stockholder and certain of the Virtu Post-IPO Members, respectively, as described in note (1) above.

To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $15.4 million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 gives effect to (i) the reorganization transactions described under ''Organizational Structure'' and (ii) the creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders, as if each had occurred on January 1, 2014.

The unaudited pro forma condensed consolidated statement of financial condition as of December 31, 2014 gives effect to (i) the reorganization transactions described under ''Organizational Structure,'' (ii) the creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders, (iii) this offering and the use of proceeds from this offering, and (iv) the 2015 Distributions, as if each had occurred on December 31, 2014.

The unaudited pro forma financial information has been prepared by our management and is based on Virtu Financial's historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

Our historical financial information for the year ended December 31, 2014 has been derived from Virtu Financial's consolidated financial statements and accompanying notes included elsewhere in this prospectus.

For purposes of the unaudited pro forma financial information, we have assumed that 16,565,714 shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by Virtu Financial Units not held by us will be 76.6%, and the net income attributable to Virtu Financial Units not held by us will accordingly represent 83.7% of our net income. If the underwriters' option to purchase additional shares is exercised in full, the ownership percentage represented by Virtu Financial Units not held by us will be 75.1%; and the net income attributable to Virtu Financial Units not held by us will accordingly represent 82.1% of our net income. The higher percentage of net income attributable to Virtu Financial Units not held by us over the ownership percentage of Virtu Financial Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions and this offering that is entirely attributable to our interest.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Virtu Financial. See ''Notes to Unaudited Pro Forma Financial Information'' for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

The unaudited pro forma financial information should be read together with ''Capitalization,'' ''Selected Consolidated Financial Data,'' ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our and Virtu Financial's respective audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Income

Year Ended December 31, 2014

(In thousands, except per share data)	Actual	Adjustments for the Reorganization Transactions Other than Tax Receivable Agreements	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering	Pro Forma
Revenues:						
Trading income, net	$685,150	—	—	$685,150	—	$ 685,150
Interest and dividends income	27,923	—	—	27,923	—	27,923
Technology services	9,980	—	—	9,980	—	9,980
Total revenue	723,053	—	—	723,053	—	723,053
Operating Expenses:						
Brokerage, exchange and clearance fees, net	230,965	—	—	230,965	—	230,965
Communication and data processing	68,847	—	—	68,847	—	68,847
Employee compensation and payroll taxes	84,531	—	—	84,531	18,468(a)	102,999
Interest and dividends expense	47,083	—	—	47,083	—	47,083
Operations and administrative	21,923	—	—	21,923	—	21,923
Depreciation and amortization	30,441	—	—	30,441	—	30,441
Amortization of purchased intangibles and acquired capitalized software	211	—	—	211	—	211
Acquisition related retention bonus	2,639	—	—	2,639	—	2,639
Initial public offering fees and expenses	8,961	—	—	8,961	—	8,961
Transaction advisory fees and expenses	3,000	—	—	3,000	—	3,000
Financing interest expense on senior secured credit facility	30,894	—	—	30,894	(2,572)(b)	28,322
Total operating expenses	529,495	—	—	529,495	15,896	545,391
Income before income taxes	193,558	—	—	193,558	(15,896)	177,662
Provision for income taxes	3,501	16,079(c)	—	19,580	(1,320)(c)	18,259
Net income	$190,057	(16,079)	—	173,978	(14,576)	159,403
Net income attributable to non-controlling interest	—	—	—	—	(133,407)(d)	(133,407)
Net income attributable to Virtu Financial, Inc.	$190,057	$(16,079)	$ —	$173,978	$(147,983)	$ 25,996
Basic and diluted earnings per share of Class A Common stockholders:						
Basic	—	—	—	—	(e)	$ 0.81
Diluted	—	—	—	—	(e)	$ 0.81
Weighted average number of shares used in computing earnings per share						
Basic	—	—	—	—	(e)	31,932,454
Diluted	—	—	—	—	(e)	31,932,454

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition

As of December 31, 2014

(In thousands, except per interest and share data)	Actual	Adjustments for the Pre-IPO Distributions	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements	Adjustments for Reorganization Transactions Involving Silver Lake Equityholders and Temasek Equityholders	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering	Adjustments for the Use of Proceeds	Pro Forma
Assets									
Cash and cash equivalents	$ 75,864	(70,000)(g)	—	—	—	$ 5,864	277,310(f)	(254,060)(f)	$ 29,114
Securities borrowed	484,934	—	—	—	—	484,934	—	—	484,934
Securities purchased under agreements to resell	31,463	—	—	—	—	31,463	—	—	31,463
Receivables from broker-dealers and clearing organizations	387,652	(100,000)(g)	—	—	—	287,652	—	—	287,652
Trading assets, at fair value:									
Financial instruments owned	1,307,933	—	—	—	—	1,307,933	—	—	1,307,933
Financial instruments owned and pledged	236,375	—	—	—	—	236,375	—	—	236,375
Property, equipment and capitalized software (net of accumulated depreciation)	44,644	—	—	—	—	44,644	—	—	44,644
Goodwill	715,379	—	—	—	—	715,379	—	—	715,379
Intangibles (net of accumulated amortization)	1,414	—	—	—	—	1,414	—	—	1,414
Other assets	38,903	—	—	—	—	38,903	—	(8,521)(h)	30,382
Deferred tax asset	—	—	—	—	151,311(i)	151,311	—	—	151,311
Total assets	$3,324,561	$ (170,000)	—	—	$ 151,311	$3,305,872	$ 277,310	$ (262,581)	$3,320,601
Liabilities and members'/ stockholders' equity									
Liabilities									
Short-term borrowings	$ —	—	—	—	—	$ —	—	—	$ —
Securities loaned	497,862	—	—	—	—	497,862	—	—	497,862
Securities sold under agreements to repurchase	2,006	—	—	—	—	2,006	—	—	2,006
Payables to broker-dealers and clearing organizations	686,203	—	—	—	—	686,203	—	—	686,203
Trading liabilities, at fair value:									
Financial instruments sold, not yet purchased	1,037,634	—	—	—	—	1,037,634	—	—	1,037,634
Accounts payable and accrued expenses and other liabilities	93,331	—	—	—	174,956(i)	268,287	—	—	268,287
Senior secured credit facility	500,827	—	—	—	—	500,827	—	—	500,827
Total liabilities	$2,817,863	$ —	$ —	$ —	$ 174,956	$2,992,819	$ —	$ —	$2,992,819

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition (Continued)

As of December 31, 2014

(In thousands, except per interest and share data)	Actual	Adjustments for the Pre-IPO Distributions	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements	Adjustments for Reorganization Transactions Involving Silver Lake Equityholders and Temasek Equityholders	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering	Adjustments for the Use of Proceeds	Pro Forma
Class A-1 redeemable interest(1)	294,433	—	(81,005)(j)	(213,428)(k)	—	—	—	—	—
Equity									
Class A-1 — Authorized and Issued — 1,964,826 interests, Outstanding — 1,964,826 interests	19,648	—	(19,648)(j)	—	—	—	—	—	—
Class A-2 — Authorized and Issued — 101,381,332 interests, Outstanding — 99,855,666 interests	287,705	—	(287,705)(j)	—	—	—	—	—	—
Class A common stock (par value, $0.00001), 1,000,000,000 shares authorized and 31,932,454 shares outstanding	—	—	—(j)	—	—	—	—	—(f)	—
Class B common stock (par value, $0.00001), 175,000,000 shares authorized and 0 shares outstanding	—	—	—	—	—	—	—	—	—
Class C common stock (par value, $0.00001), 90,000,000 shares authorized and 24,674,621 shares outstanding	—	—	—(j)	—	—	—	—	—(j)	—
Class D common stock (par value, $0.00001), 175,000,000 shares authorized and 79,902,009 shares outstanding	—	—	1(j)	—	—	1	—	—	1
Additional paid-in capital	—	(170,000)(g)	(5,447)(d)	213,428(k)	(23,645)(l)	14,336	277,310(h)	(222,943)(h)	68,703
Accumulated deficit	(91,383)	—	91,383(d)	—	—	—	—	(9,276)(a)	(9,276)
Accumulated other comprehensive income (loss)	(3,705)	—	2,838	—	—	(867)	—	—	(867)
Total members' equity/ shareholders' equity	212,265	(170,000)	(218,629)	213,428	(23,645)	13,470	277,310	(232,219)	58,561
Non-controlling interest	—	—	299,583(d)(j)	—	—	299,583	—	(30,362)(d)	269,221
Total members'/ stockholders' equity	$ 212,265	$ (170,000)	$ 81,005	$ 213,428	$ (23,645)	$ 313,053	$ 277,310	$ (262,581)	$ 327,782
Total liabilities, redeemable membership interest and members'/ stockholders' equity/ (deficit)	$3,324,561	$ (170,000)	$ —	$ —	$ 151,311	$3,305,872	$ 277,310	$ (262,581)	$3,320,601

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(1) The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See ''Organizational Structure — The Reorganization Transactions.''

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

(a)   Reflects approximately $12.3 million and $6.2 million of expected recurring compensation expenses in respect of the time-based vesting of (i) pre-IPO Class B interests in Virtu Financial vesting upon the consummation of this offering and (ii) stock options with respect to an aggregate of 9,168,000 shares of Class A common stock to be issued in connection with this offering under the 2015 Management Incentive Plan, respectively. The stock options will have an exercise price equal to the public offering price of our Class A common stock in this offering and will vest equally over a four-year period beginning on the grant date. The remaining unvested amounts relating to Class B interests and stock options of $9.4 million and $18.6 million, respectively, will vest over a weighted average time period of 0.8 and 3 years, respectively. With respect to the unvested pre-IPO Class B interests, such vesting over a period ending on December 31, 2017 will increase the non-controlling interests, assuming such interests are not exchanged for Class A common stock of Virtu Financial, Inc. The related impacts to the condensed consolidated statement of financial condition reflect the proportionate allocation of (i) $12.3 million described above and (ii) an additional $27.4 million representing the cumulative impact of prior expense related to the vested portion of pre-IPO Class B interests, between accumulated deficit, representing controlling interest of 23.4% and non-controlling interest of 76.6%.

We applied ASC 718, *Compensation — Stock Compensation*, in accounting for the Class B interests and stock option awards. Share-based compensation expense relating to Class B interests, which is recognized over a four-year service period and only upon the occurrence of an initial public offering, was determined using the fair value at the date of grant based on the equity value of Virtu Financial through the application of the Black-Scholes-Merton model. The volatility assumption used in the Black-Scholes-Merton model was based on the historical volatilities of comparable companies for a period equal to the estimated time until the liquidity event.

Share-based compensation expense relating to the stock options, which is recognized over a four-year service period, was determined using the fair value at the date of grant through the application of the Black-Scholes-Merton model, using the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, the expected dividend rate, the risk-free interest rate and the ''simplified'' method in accordance Staff Accounting Bulletin No. 110 to determine the expected term. The volatility assumption used in the Black-Scholes-Merton model was based on the historical volatilities of comparable companies.

(b)   Reflects a 0.5% per annum reduction in the interest rate applicable to the outstanding term loan balance under our senior secured credit facility upon the consummation of this offering.

(c)   Represents the additional current income tax expense for the period based on an effective income tax rate of 10.3%, determined based on the U.S. federal income tax rate applicable to corporations of 35.0%, less the rate attributable to non-controlling interest of 26.8%, plus any state, local and foreign taxes net of federal tax benefit of 2.1%. After giving effect to the adjustments for the reorganization transactions and this offering, the additional current income tax provision (benefit) on our 23.4% interest in Virtu Financial will be $16.1 million and $(1.3) million, respectively, for the year ended December 31, 2014.

(d)   Represents the portion of the stockholder's equity owned by the current members of Virtu Financial after the reorganization transactions and this offering. The amount of net income attributable to the non-controlling interest and the portion of stockholder's equity is based on the non-controlling interest of 76.6%.

(e)   The weighted average number of shares underlying the basic earnings per share calculation reflects only the 31,932,454 shares of Class A common stock outstanding after the offering as they are the only outstanding shares which participate in the economics of Virtu Financial, Inc. The weighted average number of shares underlying the diluted earnings per share calculation similarly reflects the 31,932,454 shares of Class A common stock outstanding after the offering but does not include the conversion of the Class A common stock options as they were deemed to have an anti-dilutive impact at this time. Additionally, the conversion of Class C and Class D common shares would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each conversion.

(f)   The following sets forth the estimated sources and uses of funds in connection with the reorganization transactions and this offering, assuming the issuance of 16,565,714 shares of Class A common stock at a price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

- Sources:

    - $298.2 million gross cash proceeds to us from the offering of Class A common stock.

- Uses:

    - we will use $20.9 million to pay underwriting discounts and commissions and other offering expenses (which will be borne by Virtu Financial through a reduction in the contributions described immediately below);

    - we will contribute $23.3 million to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering;

    - we will use $68.3 million to purchase Class A common stock from the Silver Lake Post-IPO Stockholder at a net price equal to the price paid by the underwriters for shares of our Class A common stock; and

    - we will use $185.7 million to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management, at a net price equal to the price paid by the underwriters for shares of our Class A common stock.

(g)   Reflects the 2015 Distributions, which consist of (i) cash distributions by Virtu Financial to the Virtu Pre-IPO Members in an aggregate amount of $50.0 million in January 2015, $20.0 million in February 2015 and $10.0 million in March 2015 (funded from cash on hand) and (ii) anticipated cash distributions by Virtu Financial to the Virtu Pre-IPO Members in an aggregate amount of $50.0 million prior to the consummation of this offering, as of a record date prior to the commencement of the reorganization transactions and $40.0 million following the consummation of this offering. We expect that the anticipated cash distributions to the Virtu Pre-IPO Members following the consummation of this offering will be funded from cash on hand and withdrawals of excess cash held at clearing deposits from broker dealers and clearing organizations.

(h)   Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds from offering of Class A common stock	$298,183
Payment of underwriting discounts and commissions in connection with this offering	(20,873)
Purchase of Class A common stock from Silver Lake Post-IPO Stockholder	(68,311)
Purchase of Virtu Financial Units and shares of Class C common stock from certain Virtu Post-IPO Members	(185,749)
Vesting of pre-IPO Class B interests in Virtu Financial upon the consummation of this offering	39,638
Reclassification of costs incurred in this offering from other assets to additional paid-in capital	(8,521)
	$ 54,367

(i)   Reflects adjustment to give effect to $151.3 million of amortizable tax basis related to amounts recognized as taxable income by the current sellers of Virtu Financial. In addition, a wholly owned subsidiary of ours will succeed to an affiliate of Silver Lake Partners' and Temasek's, and the Temasek Pre-IPO Member's remaining tax basis that similarly arose on account of taxable income recognized by past sellers of Virtu Financial. The total tax benefit expected in connection with the amortization of this tax basis is approximately $205.8 million, which is amortized over 15 years pursuant to Section 197 of the Internal Revenue Code (the "Code"). We have entered into an agreement with the Virtu Pre-IPO Members to pay them 85% of the tax savings (or $175.0 million) as the tax reduction is realized by us and the obligation to make those payments has been recognized as a liability (referred to as "TRA liability") and is included in accounts payable, accrued expenses and other liabilities in our pro forma condensed consolidated statement of financial condition. While the total tax benefit is $205.8 million, the amount that can be recognized as a deferred tax asset is a lesser amount due to the Madison Tyler Transactions that resulted in the recognition of goodwill for financial reporting purposes that had no corresponding tax basis within Virtu Financial. When determining the amount to recognize as a deferred tax asset, the tax basis in the units that results in the tax benefit of $205.8 million must be compared to the financial reporting basis in Virtu Financial units, which includes this historical financial reporting (but not tax) goodwill, resulting in the deferred tax asset being $151.3 million instead of the total tax benefit of $205.8 million. The $23.7 million difference between the deferred tax asset recognized and the TRA liability is recorded as a reduction in additional paid-in-capital.

(j)   Reflects adjustments to give effect to (i) the reclassification of Virtu Financial's Class A-1 redeemable interests, Class A-1 interests and Class A-2 interests into 104,576,630 Virtu Financial Units and (ii) the subscription for and purchase of (x) 79,902,009 corresponding shares of Class D common stock by the Founder Post-IPO Member and (y) 24,674,621 corresponding shares of Class C common stock, in each case at a purchase price of $0.00001 per share. Remaining value is included as part of non-controlling interest.

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

The effects on non-controlling interests relate to the following ($ in thousands):

Reclassification of Class A-1 redeemable membership interests into Virtu Financial Units	$ 81,005
Reclassification of Class A-1 membership interests into Virtu Financial Units	$ 19,648
Reclassification of Class A-2 membership interests into Virtu Financial Units	$287,705
Reclassification of accumulated deficit attributable to the Virtu Pre-IPO members	$ (91,383)
Reclassification to additional paid-in capital	$ 5,497
Reclassification of accumulated comprehensive income to the Virtu Pre-IPO Units	(2,838)
	$299,634

(k)   Reflects adjustments to give effect to the Mergers, in which we will acquire 19,447,464 Virtu Financial Units in exchange for issuing 19,447,464 shares of Class A common stock, and rights to receive payments under a tax receivable agreement, to the Investor Post-IPO Stockholders.

secured credit facility as of February 2013, from 7.50% to 5.75%, which was partially offset by a $150.0 million and $106.7 million increase in the principal amount outstanding under our senior secured credit facility in May and November 2013, respectively.

Provision for Income Taxes

Historically, as a limited liability company treated as a partnership for U.S. federal income tax purposes, most of our income has not been subject to corporate tax, but instead our members have been taxed on their proportionate share of our net income. Our income tax expense reflects taxes payable by certain of our non-U.S. subsidiaries. Provision for income taxes increased $3.6 million, or 205.3%, to $5.4 million for the year ended December 31, 2013, compared to $1.8 million for the year ended December 31, 2012. The increase was primarily attributable to increases in taxable incomes in foreign jurisdictions where we are subject to corporate level taxation, including increased profitability in our European operations following a consolidation of such operations. We anticipate that our income tax provision will increase following the reorganization transactions, as we will be subject to corporate level taxation on taxable income, as adjusted for any non-controlling interest.

Liquidity and Capital Resources

General

As of December 31, 2014, we had $75.9 million in cash and cash equivalents. These balances are maintained primarily to support operating activities and for capital expenditures and for short-term access to liquidity. As of December 31, 2014, we had short-term debt outstanding of $0 and long-term debt outstanding in an aggregate principal amount of $502.7 million. As of December 31, 2014, our regulatory capital requirements for domestic U.S. subsidiaries were $3.7 million, in aggregate.

The majority of our assets consist of exchange-listed marketable securities, which are marked-to-market daily, and collateralized receivables from broker-dealers and clearing organizations arising from proprietary securities transactions. Collateralized receivables consist primarily of securities borrowed, receivables from clearing houses for settlement of securities transactions and, to a lesser extent, securities purchased under agreements to resell.

We actively manage our liquidity, and we maintain significant borrowing facilities through the securities lending markets and with banks and prime brokers. We have continually received the benefit of uncommitted margin financing from our prime brokers globally. These margin facilities are secured by securities in accounts held at the prime broker. For purposes of providing additional liquidity, we maintain a committed revolving credit facility for Virtu Financial BD LLC, one of our wholly owned broker-dealer subsidiaries. See '' — Credit Facilities'' below. In addition, we expect to supplement our overall liquidity with the new revolving credit facility we intend to obtain in connection with this offering.

Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our broker-dealer revolving credit facility will be adequate to meet our future liquidity needs for more than the next twelve months. We anticipate that our primary upcoming cash and liquidity needs will be increased margin requirements from increased trading activities in markets where we currently provide liquidity and in new markets into which we expand. We manage and monitor our margin and liquidity needs on a real-time basis and can adjust our requirements both intraday and inter-day, as required. In addition, commencing with the fiscal quarter ending September 30, 2015, we intend to pay a quarterly dividend of $0.24 per share to holders of our Class A common stock.

Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2015 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution will be funded from cash on hand. See "Dividend Policy."

We expect our principal sources of future liquidity to come from cash flows provided by operating activities and financing activities we may pursue, including the new revolving credit facility described above. In addition, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will have broad discretion as to the application of $23.3 million of the net proceeds from this offering to be used for working capital and general corporate purposes. See "Use of Proceeds." We may also use such net proceeds, together with cash from operations, to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Certain of our cash balances are insured by the Federal Deposit Insurance Corporation, generally up to $250,000 per account but without a cap under certain conditions. From time to time these cash balances may exceed insured limits, but we select financial institutions deemed highly creditworthy to minimize risk. We consider highly liquid investments with original maturities of less than three months when acquired to be cash equivalents.

Tax Receivable Agreements

Generally, we are required under the tax receivable agreements described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreements" to make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders that are generally equal to 85% of the applicable cash tax savings, if any, that we actually realize as a result of favorable tax attributes that will be available to us as a result of the reorganization transactions, exchanges of membership interests for Class A common stock or Class B common stock and payments made under the tax receivable agreements. We will retain the remaining 15% of these cash tax savings. We expect that future payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in respect of the purchases, the exchanges and the Mergers described in "Organizational Structure—The Reorganization Transactions" will aggregate to approximately $175.0 million and range from approximately $7.1 million to $13.0 million per year over the next 15 years (or approximately $179.2 million in the aggregate, ranging from approximately $7.4 million to $13.3 million per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Such payments will occur only after the Company has filed its U.S. federal and state income tax returns and realized the cash tax savings from the favorable tax attributes. The first payment would be due after the filing of the Company's tax return for the year ended December 31, 2015, which is due March 15, 2016, but the due date can be extended until September 15, 2016. Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries.

Under the tax receivable agreements, as a result of certain types of transactions and other factors, including a transaction resulting in a change of control, we may also be required to make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in amounts equal

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation earned by our principal executive officer for the fiscal year ended December 31, 2014, our Founder and Executive Chairman and our two most highly compensated executive officers who were serving as executive officers as of December 31, 2014, whom we refer to collectively as our ''named executive officers.''

The principal positions listed in the table refer to the positions of our named executive officers as of December 31, 2014.

Name and Principal Position	Year	Salary	Bonus	Equity Awards	All Other Compensation	Total(1)
Vincent Viola	2014	—	—	—	—	—
Founder and Executive Chairman	2013	—	—	—	—	—
Douglas A. Cifu(2)	2014	$1,000,000	—	—	$41,774(9)	$1,041,774
Chief Executive Officer	2013	$1,000,000	—	—	—	$1,000,000
Joseph Molluso	2014	$ 500,000	$400,000	$ 289,634(3)	$ —	$1,189,634
Executive Vice President and Chief Financial Officer	2013	$ 76,293	$975,000(4)	$3,209,919(5)	—	$4,261,212
Venu Palaparthi(7)	2014	$ 17,307	$600,000(6)	$ 482,723(8)	$ —	$1,100,030
Senior Vice President, Compliance, Regulatory and Government Affairs						

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(1)   All amounts set forth in this table were paid by Virtu Financial. The Company has not paid or provided the named executive officers with any compensation prior to this offering.

(2)   Mr. Cifu will become Virtu Financial's Chief Executive Officer upon the completion of this offering.

(3)   This amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to the grant of fully vested Class A-2 profits interests in Virtu Employee Holdco granted on December 31, 2014. Assumptions used in calculating this amount are described in Note 15 of the Company's audited financial statements for the fiscal year ended December 31, 2014.

(4)   This amount represents a one-time starting bonus of $600,000 and a year-end cash bonus of $375,000.

(5)   This amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to (i) the grant of Class A-2 profits interests in Virtu Employee Holdco granted on November 4, 2013, which vest on each of the first four anniversaries of the date of grant, and (ii) the grant of fully vested Class A-2 profits interests in Virtu Employee Holdco granted on December 31, 2013. Assumptions used in calculating this amount are described in Note 15 of the Company's audited financial statements for the fiscal year ended December 31, 2014.

(6)   This amount represents a one-time starting bonus of $200,000 and a year-end cash bonus of $400,000.

(7)   Mr. Palaparthi became our Senior Vice President for Compliance, Regulatory and Government Affairs on December 1, 2014.

(8)   This amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to the grant of Class A-2 profits interests in Virtu Employee Holdco granted on December 8, 2014, which vest on each of the first three anniversaries of the date of grant. Assumptions used in calculating this amount are described in Note 15 of the Company's audited financial statements for the fiscal year ended December 31, 2014.

(9)   This amount represents the cost of providing transportation services to Mr. Cifu for the fiscal year December 31, 2014.

Since our inception, Mr. Viola has not received any salary, bonus or other cash or equity compensation, and Mr. Cifu has not received any cash bonus compensation. Each of Messrs. Cifu, Molluso and Palaparthi and affiliates of Mr. Viola have received, and will continue to receive, distributions in respect of their direct and indirect equity holdings in Virtu Financial.

Employment Agreements and Restrictive Covenant Agreements

In connection with this offering, we intend to enter into employment agreements with Messrs. Viola and Cifu that will provide for the grant of equity compensation in us as compensation for the services they will provide to us. All of our named executive officers will be subject to the

After four years of service non-employee directors (other than Messrs. Bingle and Osnoss) must maintain a minimum stock ownership equal to $100,000.

The following table sets forth compensation earned by our directors during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash	Equity Awards(1)	All Other Compensation	Total
John P. Abizaid	$ —	—	$ 127,250(2)	$ 127,250
Michael Bingle	—	—	—	—
Douglas A. Cifu	—	—	—	—
Joseph Osnoss	—	—	—	—
John F. (Jack) Sandner	—	—	—	—
Vincent Viola	—	—	—	—

(1) As of December 31, 2014, Messrs. Abizaid and Sander each held 7,691 Class A-2 profits interests in Virtu Employee Holdco, all of which were vested. For outstanding equity awards held by Mr. Cifu, please see ''Outstanding Equity Awards at Fiscal Year End'' above.

(2) Represents fees paid to Mr. Abizaid pursuant to his consulting arrangement.

IPO Equity Grants

In connection with this offering, we intend to grant awards for an aggregate of 3,260,000 shares of Class A common stock to our named executive officers under the 2015 Management Incentive Plan described below. The awards will consist of stock options for 3,260,000 shares of Class A common stock in the aggregate at an exercise price equal to the initial public offering price, which will expire on the tenth anniversary of the date of grant. Mr. Viola will be granted 2,775,000 options, Mr. Cifu will be granted 400,000 options, Mr. Molluso will be granted 60,000 options and Mr. Palaparthi will be granted 25,000 options. The options will be subject to time-based vesting conditions. They will generally vest in four equal installments of 25% on each of the first four anniversaries of the date of grant, subject to continued employment on the applicable vesting date. The options shall otherwise be on terms consistent with the 2015 Management Incentive Plan described below.

2015 Management Incentive Plan

Our board of directors and stockholders plan to adopt the Virtu Financial 2015 Management Incentive Plan, which we refer to as the 2015 Management Incentive Plan, to become effective upon consummation of this offering. The following is a summary of certain terms and conditions of the 2015 Management Incentive Plan. This summary is qualified in its entirety by reference to the 2015 Management Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2015 Management Incentive Plan.

Administration. The Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Code) will administer the 2015 Management Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2015 Management Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2015 Management Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the 2015 Management Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the 2015 Management Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the 2015 Management Incentive Plan.

Number of Shares Authorized. The 2015 Management Incentive Plan provides for an aggregate of 12,000,000 shares of our Class A common stock. No more than 12,000,000 shares of our Class A common stock may be issued with respect to incentive stock options under the 2015 Management Incentive Plan. Other than Mr. Viola's stock option grant in connection with this offering, no participant may be granted awards of options and stock appreciation rights with respect to more than 1,000,0000 shares of our Class A common stock in any 12-month period. No more than 1,000,0000 shares of our Class A common stock may be granted under the 2015 Management Incentive Plan with respect to any performance compensation awards to any participant during a performance period (or with respect to each year if the performance period is more than one year). The maximum amount payable to any participant under the 2015 Management Incentive Plan for any single year during a performance period for a cash denominated award is $10,000,000 (with respect to each year if the performance period is more than one year). Shares of our Class A common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our Class A common stock that may be delivered pursuant to incentive stock options granted under the 2015 Management Incentive Plan. If any award granted under the 2015 Management Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2015 Management Incentive Plan.

Change in Capitalization. If there is a change in our Company's corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or Class B common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the 2015 Management Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2015 Management Incentive Plan, the number of shares covered by awards then outstanding under the 2015 Management Incentive Plan, the limitations on awards under the 2015 Management Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2015 Management Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as "Substitute Awards").

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our Class A common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2015 Management Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an "incentive stock option."

PRINCIPAL STOCKHOLDERS

The tables below set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock by:

- each of our directors and executive officers;

- each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

- all of our directors and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for before this offering that are set forth below are based on (i) the number of shares and Virtu Financial Units to be issued and outstanding prior to this offering after giving effect to the reorganization transactions and (ii) an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See ''Organizational Structure.'' The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for after this offering that are set forth below are based on (a) the number of shares and Virtu Financial Units to be issued and outstanding immediately after this offering and (b) an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use approximately $254.1 million (or $263.4 million if the underwriters exercise their option to purchase additional shares in full) of the net proceeds from this offering to repurchase 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,096,101 Virtu Financial Units (and corresponding shares of Class C common stock) from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 6,843,492 Virtu Financial Units and corresponding shares of Class C common stock from certain employees (or, if the underwriters exercise their option to purchase additional shares in full, 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,651,657 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,399,048 Virtu Financial Units from certain employees). If the underwriters' option to purchase additional shares is exercised, no additional shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock will be purchased from our existing 5% equityholders, directors or executive officers. The beneficial ownership numbers and percentages for after this offering set forth below reflect this application of such net proceeds from this offering. See ''Use of Proceeds'' and ''Certain Relationships and Related Party Transactions — Purchases from Equityholders.''

The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Virtu Financial, Inc., 900 Third Avenue, New York, New York 10022-1010.

The following table assumes the underwriters' option to purchase additional shares is not exercised.

Name of Beneficial Owner	Class A Common Stock Owned (on a fully exchanged and converted basis)(1) — Before this offering — Number	Before this offering — Percentage	After this offering — Number	After this offering — Percentage	Class B Common Stock Owned (on a fully exchanged basis)(2) — Before this offering — Number	Before this offering — Percentage	After this offering — Number	After this offering — Percentage	Combined Voting Power(3) — Before this Offering — Percentage	After this Offering — Percentage
5% Equityholders										
TJMT Holdings LLC(4)	79,902,009	59.1%	79,902,009	58.5%	79,902,009	100.0%	79,902,009	100.0%	93.5%	93.4%
Silver Lake Equityholders(5)	14,464,060	10.7%	6,130,727	4.5%	—	—	—	—	1.7%	*
Temasek Post-IPO Stockholder(6)	12,364,603	9.2%	12,364,603	9.1%	—	—	—	—	1.4%	1.4%
Virtu Employee Holdco LLC(7)	16,425,277	12.2%	15,039,271	11.0%	—	—	—	—	1.9%	1.8%
Directors and Executive Officers										
Vincent Viola(4)(7)(8)	96,327,286	71.3%	94,941,280	69.5%	79,902,009	100.0%	79,902,009	100.0%	95.5%	95.1%
Douglas A. Cifu(9)	3,646,960	2.7%	3,646,960	2.7%	—	—	—	—	*	*
Joseph Molluso	475,710	*	475,710	*	—	—	—	—	*	*
Venu Palaparthi	64,134	—	64,134	—	—	—	—	—	—	—
John P. Abizaid(10)	7,690	—	7,690	—	—	—	—	—	—	—
Michael Bingle	—	—	—	—	—	—	—	—	—	—
William F. Cruger, Jr.	6,413	—	6,413	—	—	—	—	—	—	—
Joseph Osnoss	—	—	—	—	—	—	—	—	—	—
John F. (Jack) Sandner(11)	7,690	—	7,690	—	—	—	—	—	—	—
All directors and executive officers as a group (9 persons)	100,535,883	74.4%	99,149,877	72.6%	79,902,009	100.0%	79,902,009	100.0%	96.0%	95.6%

* Less than 1%

The following table assumes the underwriters' option to purchase additional shares is exercised in full.

Name of Beneficial Owner	Class A Common Stock Owned (on a fully exchanged and converted basis)(1) — Before this offering — Number	Before this offering — Percentage	After this offering — Number	After this offering — Percentage	Class B Common Stock Owned (on a fully exchanged basis)(2) — Before this offering — Number	Before this offering — Percentage	After this offering — Number	After this offering — Percentage	Combined Voting Power(3) — Before this Offering — Percentage	After this Offering — Percentage
5% Equityholders										
TJMT Holdings LLC(4)	79,902,009	59.1%	79,902,009	57.7%	79,902,009	100.0%	79,902,009	100.0%	93.5%	93.2%
Silver Lake Equityholders(5)	14,464,060	10.7%	6,130,727	4.4%	—	—	—	—	1.7%	*
Temasek Post-IPO Stockholder(6)	12,364,603	9.2%	12,364,603	8.9%	—	—	—	—	1.4%	1.4%
Virtu Employee Holdco LLC(7)	16,425,277	12.2%	15,039,271	10.9%	—	—	—	—	1.9%	1.8%
Directors and Executive Officers										
Vincent Viola(4)(7)(8)	96,327,286	71.3%	94,941,280	68.6%	79,902,009	100.0%	79,902,009	100.0%	95.5%	94.9%
Douglas A. Cifu(9)	3,646,960	2.7%	3,646,960	2.6%	—	—	—	—	*	*
Joseph Molluso	475,710	*	475,710	*	—	—	—	—	*	*
Venu Palaparthi	64,134	—	64,134	—	—	—	—	—	—	—
John P. Abizaid(10)	7,690	—	7,690	—	—	—	—	—	—	—
Michael Bingle	—	—	—	—	—	—	—	—	—	—
William F. Cruger, Jr.	6,413	—	6,413	—	—	—	—	—	—	—
Joseph Osnoss	—	—	—	—	—	—	—	—	—	—
John F. (Jack) Sandner(11)	7,690	—	7,690	—	—	—	—	—	—	—
All directors and executive officers as a group (9 persons)	100,535,883	74.4%	99,149,877	71.6%	79,902,009	100.0%	79,902,009	100.0%	96.0%	95.4%

* Less than 1%

146

(1) Each Virtu Post-IPO Member, other than the Founder Post-IPO Member, holds Virtu Financial Units and an equal number of shares of Class C common stock. Each Virtu Post-IPO Member, other than the Founder Post-IPO Member, has the right at any time to exchange any vested Virtu Financial Units (together with a corresponding number of shares of Class C common stock) for shares of Class A common stock on a one-for-one basis. The Founder Post-IPO Member has the right at any time to exchange any Virtu Financial Units (together with a corresponding number of shares of Class D common stock) for shares of Class B common stock on a one-for-one basis and to convert shares of Class B common stock into shares of Class A common stock on a one-for-one basis. See ''Description of Capital Stock.'' The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that (i) all vested Virtu Financial Units (together with the corresponding shares of Class C common stock) have been exchanged for shares of Class A common stock, (ii) all vested Virtu Financial Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock and (iii) all shares of Class B common stock have been converted into shares of Class A common stock. Set forth below is a table that lists each of our directors and named executive officers who own Virtu Financial Units and corresponding shares of Class C common stock:

Name	Number of Virtu Financial Units and Shares of Class C Common Stock
Douglas A. Cifu	3,646,960

(2) Prior to this offering, the Founder Post-IPO Member holds 79,902,009 Virtu Financial Units and an equal number of shares of Class D common stock. The Founder Post-IPO Member has the right at any time to exchange any Virtu Financial Units (together with a corresponding number of shares of Class D common stock) for shares of Class B common stock on a one-for-one basis and to convert shares of Class B common stock into a shares of Class A common stock on a one-for-one basis. See ''Description of Capital Stock.'' The numbers of shares of Class B common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all vested Virtu Financial Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock.

(3) Percentage of combined voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, voting together as a single class. Each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A and Class B common stock. See ''Description of Capital Stock.''

(4) TJMT Holdings LLC, the Founder Post-IPO Member, is owned by trusts for the benefit of family members of Mr. Viola and Teresa Viola, Mr. Viola's wife. Teresa Viola and Michael Viola, Mr. Viola's son, share dispositive control and voting control over the shares held by the Founder Post-IPO Member. Mr. Viola may be deemed to beneficially own the shares held by the Founder Post-IPO Member by virtue of his relationship with Teresa Viola.

(5) The Class A common stock owned by the Silver Lake Equityholders is comprised of   shares of Class A common stock held by SLP III EW Feeder I, L.P., the general partner of which is Silver Lake Technology Associates III, L.P. (''Silver Lake Technology'');   shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by SLP Virtu Investors, LLC, the managing member of which is Silver Lake Partners III DE (AIV III), L.P., the general partner of which is Silver Lake Technology and   shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Silver Lake Technology, the general partner of which is SLTA III (GP), L.L.C. (''GP'').

(6) Temasek Post-IPO Stockholder is an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited.

(7) Mr. Viola is the manager of Virtu Employee Holdco and exercises dispositive control and voting control over the 16,425,277 shares held by Virtu Employee Holdco. Mr. Viola disclaims beneficial ownership in such shares (including the 1,386,006 shares of Class C common stock (and corresponding Virtu Financial Units) to be purchased by the Company with net proceeds of this offering) except to the extent of his pecuniary interest therein.

(8) Includes shares held by Virtu Employee Holdco, including the 1,386,006 shares of Class C common stock (and corresponding Virtu Financial Units) to be purchased by the Company with net proceeds of this offering and as to which Mr. Viola disclaims beneficial ownership.

(9) The Class A common stock owned by Mr. Cifu is comprised of: 2,824,275 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Mr. Cifu; and 822,685 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by a trust for the benefit of the Cifu Family Trust. Melissa B. Lautenberg, Mr. Cifu's wife, and Dr. Mitchel A. Lautenberg, Ms. Lautenberg's brother, share dispositive control and voting control over the shares held by the Cifu Family Trust. Mr. Cifu may be deemed to beneficially own the shares held by the Cifu Family Trust by virtue of his relationship with Ms. Lautenberg.

(10) Consists of shares held by Virtu Employee Holdco on behalf of Mr. Abizaid.

(11) Consists of shares held by Virtu Employee Holdco on behalf of Mr. Sandner.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement and Common Stock Subscription Agreement

In connection with the reorganization transactions, we will enter into a reorganization agreement and related agreements with Virtu Financial, four of our wholly owned subsidiaries, and each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Temasek Post-IPO Stockholder, Virtu Employee Holdco and certain Virtu Pre-IPO Members, which will affect the reorganization transactions. See ''Organizational Structure'' for more information.

The table below sets forth the consideration in Virtu Financial Units, Class A common stock, Class B common stock, Class C common stock and Class D common stock to be received by our 5% equityholders, directors and executive officers in the reorganization transactions, based on an assumed public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	Virtu Financial Units to be issued in the Reorganization Transactions	Class A Common Stock to be Issued in the Reorganization Transactions	Class B Common Stock to be Issued in the Reorganization Transactions	Class C Common Stock to be Issued in the Reorganization Transactions	Class D Common Stock to be Issued in the Reorganization Transactions
TJMT Holdings LLC(1)	79,902,009	—	—	—	79,902,009
SLP III EW Feeder I, L.P.	—	—	—	—	—
Silver Lake Technology Associates III L.P.	—	—	—	—	—
SLP Virtu Investors LLC	—	—	—	—	—
Havelock Fund Investments Pte. Ltd.	—	12,364,603	—	—	—
Virtu Employee Holdco LLC(1)	16,425,277	—	—	16,425,277	—
Vincent Viola	—	—	—	—	—
Douglas A. Cifu	2,824,275	—	—	2,824,275	—
Cifu Family Trust(2)	822,685	—	—	822,685	—
Joseph Molluso	475,710	—	—	475,710	—
John P. Abizaid	7,690	—	—	7,690	—
Michael Bingle	—	—	—	—	—
William F. Cruger, Jr.	6,413	—	—	6,413	—
Joseph Osnoss	—	—	—	—	—
John F. (Jack) Sandner	7,690	—	—	7,690	—

(1)   Mr. Viola may be deemed to beneficially own the interests held by TJMT Holdings LLC and Virtu Employee Holdco LLC.

(2)   Mr. Cifu may be deemed to beneficially own the interests held by the Cifu Family Trust.

The consideration set forth above and otherwise to be received in the reorganization transactions is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Purchases from Equityholders

Immediately following this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is not exercised, we will use approximately $254.1 million of our net proceeds from this offering to repurchase 4,080,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 11,096,101 Virtu Financial Units and corresponding shares of

Class C common stock from certain of the Virtu Post-IPO Members, including 4,252,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 6,843,492 Virtu Financial Units and corresponding shares of Class C common stock from certain employees (or approximately $263.4 million, to repurchase 4,080,724 shares of Class A common stock and 11,651,657 Virtu Financial Units (and corresponding shares of Class C common stock) if the underwriters exercise their option to purchase additional shares in full).

The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock to be sold to us, assuming the underwriters' option to purchase additional shares is not exercised(1)	Cash proceeds ($)
SLP Virtu Investors, LLC	4,252,609	71,188,675
SLP III EW Feeder I, L.P. . . .	4,080,724	68,311,320
Virtu Employee Holdco LLC .	1,386,006	23,201,740
Silver Lake Technology Associates III, L.P.		

(1) If the underwriters' option to purchase additional shares is exercised, no additional shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock will be purchased from our existing 5% equityholders, directors or executive officers.

Amended and Restated Virtu Financial Limited Liability Company Agreement

In connection with the reorganization transactions, we, Virtu Financial and each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Temasek Post-IPO Stockholder and Virtu Employee Holdco, will enter into the Amended and Restated Virtu Financial LLC Agreement. Following the reorganization transactions, and in accordance with the terms of the Amended and Restated Virtu Financial LLC Agreement, we will operate our business through Virtu Financial and its subsidiaries. Pursuant to the terms of the Amended and Restated Virtu Financial LLC Agreement, so long as affiliates of Mr. Viola or affiliates of Silver Lake Partners continue to own any Virtu Financial Units, shares of our Class A common stock or securities exchangeable or convertible into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Virtu Financial and its subsidiaries or own any assets other than securities of Virtu Financial and its subsidiaries and/or any cash or other property or assets distributed by or otherwise received from Virtu Financial and its subsidiaries, unless we determine in good faith that such actions or ownership are in the best interest of Virtu Financial. As the sole managing member of Virtu Financial, we will have control over all of the affairs and decision making of Virtu Financial. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Virtu Financial and the day-to-day management of Virtu Financial's business. We will fund any dividends to our stockholders by causing Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, Virtu Employee Holdco and us, subject to the limitations imposed by our credit agreement. See ''Dividend Policy.''

Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

If the Founder Post-IPO Member, the Silver Lake Equityholders or the Temasek Post-IPO Stockholder make a request for registration, the non-requesting parties to the Registration Rights Agreement will be entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority first for registration of shares going first to the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder on a pro rata basis (provided that (a) for one year after the completion of this offering, such priority will be allocated 75% to the Silver Lake Equityholders and the Temasek Post-IPO Stockholder (to be allocated 45% to the Silver Lake Equityholders and 30% to the Temasek Post-IPO Stockholder if they both elect to have their securities included in such registration) and 25% to the Founder Post-IPO Member until any of the Silver Lake Equityholders, the Temasek Post-IPO Stockholder or the Founder Post-IPO Member have included all their securities sought to be included in such registration and (b) from the one year anniversary of the completion of this offering until three demand registrations have been completed, such priority will be allocated 50% to the Silver Lake Equityholders and the Temasek Post-IPO Stockholder (to be allocated 30% to the Silver Lake Equityholders and 20% to the Temasek Post-IPO Stockholder if they both elect to have their securities included in such registration) and 50% to the Founder Post-IPO Member until any of the Silver Lake Equityholders, the Temasek Post-IPO Stockholder or the Founder Post-IPO Member have included all their securities sought to be included in such registration), second to the other parties with piggyback registration rights under the Registration Rights Agreement and third to other persons with a contractual right to include securities in the registration. In addition, the parties to the Registration Rights Agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to us or such other stockholder, as applicable, second to the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder as described above, third to the other parties, if any, with piggyback registration rights under the Registration Rights Agreement and fourth to other persons with a contractual right to include securities in the registration.

In addition, we will undertake in the Registration Rights Agreement to file a registration statement as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act and to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable and to remain effective in order to register the shares of Class A common stock issuable upon the exchange of Virtu Financial Units, together with shares of Class C common stock, by Virtu Employee Holdco, certain other Virtu Post-IPO Members, including Mr. Cifu, and certain transferees thereof from time to time. Alternatively, under certain circumstances, we may instead file a shelf registration statement on Form S-3 to permit the resale of the shares of Class A common stock held by such persons. For so long as any such registration statement is effective and usable, neither Virtu Employee Holdco nor transferee thereof will have the piggyback registration rights described in the immediately preceding paragraph.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of financial advisors of the selling stockholders and their internal and similar costs).

Tax Receivable Agreements

In connection with the reorganization transactions, we will acquire equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the Mergers. In addition, as described under ''Use of Proceeds,'' we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units and corresponding shares of common stock from certain Virtu Post-IPO Members. These purchases will result in favorable tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (one with the Founder Post-IPO Member, Virtu Employee Holdco, the Management Members and other post-IPO investors, another with the Investor Post-IPO Stockholders and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member, (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (together with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in respect of the purchases, the exchanges and the Mergers will aggregate to approximately $175.0 million and range from approximately $7.1 million to $13.0 million per year over the next 15 years (or approximately $179.2 million in the aggregate, ranging from approximately $7.4 million to $13.3 million per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Future payments under the tax receivable agreements in respect of

Unit Vesting, Equity Retention and Restrictive Covenant Agreements

In connection with the reorganization transactions and this offering, we expect to issue stock options, with respect to shares of Class A common stock, to certain of our direct and indirect employee equityholders and other employees pursuant to our 2015 Management Incentive Plan (such grants, "IPO grants"). We also intend to offer certain of our direct and indirect employee equityholders and other employees, including Messrs. Cifu, Molluso and Palaparthi, the ability to sell to us, in connection with this offering, pre-IPO equity interests in our Company ("pre-IPO equity") representing up to 15% of his or her pre-IPO equity (calculated based on the amount of pre-IPO equity that would be owned assuming an initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), to the extent such pre-IPO equity has vested. See " — Purchases from Equityholders."

In addition, we have entered into Unit Vesting, Equity Retention and Restrictive Covenant Agreements ("equity retention agreements") with certain of our direct and indirect employee equityholders and other employees, including Messrs. Viola, Cifu, Molluso and Palaparthi (collectively, the "equity restricted employees"), pursuant to which each equity restricted employee may:

- upon the consummation of this offering, sell to us up to 15% of his or her pre-IPO equity (calculated based on the amount of pre-IPO equity that would be owned assuming an initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), to the extent such pre-IPO equity has vested;

- on and after the first anniversary of the consummation of this offering, sell up to a cumulative 30% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the second anniversary of the consummation of this offering, sell up to a cumulative 45% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the third anniversary of the consummation of this offering, sell up to a cumulative 60% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the fourth anniversary of the consummation of this offering, sell up to a cumulative 75% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the fifth anniversary of the consummation of this offering, sell up to a cumulative 90% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested; and

- on and after the sixth anniversary of the consummation of this offering, sell any of his or her remaining pre-IPO equity, to the extent such pre-IPO equity has vested, without being subject to any further equity retention restrictions.

In addition to the equity retention restrictions described above, in each equity retention agreement the applicable equity restricted employee will acknowledge that he or she remains subject to the following existing restrictive covenants until the third anniversary of the date his or her employment with us is terminated, in each case subject to certain exceptions as set forth in the Amended and Restated Virtu Financial LLC Agreement or the Amended and Restated Limited Liability Company Agreement of Virtu Employee Holdco:

- the equity restricted employee will not directly or indirectly engage in certain competitive activities;

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation so that our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 175,000,000 shares of Class B common stock, par value $0.00001 per share, 90,000,000 shares of Class C common stock, par value $0.00001 per share, 175,000,000 shares of Class D common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share.

Immediately following the reorganization transactions, we will have two holders of record of our Class A common stock, no holders of record of our Class B common stock, 13 holders of record of our Class C common stock, one holder of record of our Class D common stock and no holders of record of our preferred stock. Of the authorized shares of our capital stock, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), 19,447,464 shares of our Class A common stock will be issued and outstanding, no shares of our Class B common stock will be issued and outstanding, 35,770,722 shares of our Class C common stock will be issued and outstanding, 79,902,009 shares of our Class D common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. In addition, we expect to issue stock options and restricted stock units with respect to an aggregate amount of 9,168,000 shares of Class A common stock in connection with this offering under the 2015 Management Incentive Plan. See ''Executive Compensation — 2015 Management Incentive Plan.''

After the consummation of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we expect to have 31,932,454 shares of our Class A common stock outstanding (or 34,417,311 shares if the underwriters' option to purchase additional shares is exercised in full), no shares of our Class B common stock outstanding, 24,674,621 shares of our Class C common stock outstanding (or 24,119,065 shares if the underwriters' option to purchase additional shares is exercised in full and giving effect to the use of the net proceeds therefrom), 79,902,009 shares of our Class D common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Voting

The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock and the Class C common stock in a manner that is disproportionately adverse as compared to the Class B common stock or Class D common stock, or vice versa, in which case the holders of Class A common stock and Class C common stock or the holders of Class B common stock and Class D common stock, as applicable, shall vote together as a class.

Holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to ten votes on all matters submitted to stockholders for their vote or approval.

Based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon the completion of this offering, the Founder Post-IPO Member will control approximately 93.4% of the combined voting power of our common stock (or 93.2% if the underwriters' option to purchase additional shares is exercised in full and giving effect to the use of the net proceeds therefrom) as a result of their ownership of our Class D common stock. Accordingly, the Founder Post-IPO Member will control our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. The Founder Post-IPO Member will continue to have such control as long as it owns at least 25% of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Member, even if such events are in the best interests of minority stockholders.

Dividends

The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.

The holders of our Class C common stock and Class D common stock will not have any right to receive dividends other than dividends consisting of shares of our (i) Class C common stock, paid proportionally with respect to each outstanding share of our Class C common stock, and (ii) Class D common stock, paid proportionally with respect to each outstanding share of our Class D common stock, in each case in connection with stock dividends.

Merger, Consolidation, Tender or Exchange Offer

The holders of Class B common stock and Class D common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A common stock and Class C common stock, respectively, in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock. However, in any such event involving consideration in the form of securities, the holders of Class B common stock and Class D common stock will be entitled to receive securities that have no more than ten times the voting power of any securities distributed to the holders of Class A common stock and Class C common stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of our Class A common stock and Class B common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class C common stock and Class D common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.

Conversion, Transferability and Exchange

Our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See "Risk Factors — Risks Related to this Offering and Our Class A Common Stock — Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

Upon the consummation of this offering, we will have 31,932,455 shares of Class A common stock (or 34,417,311 shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding 9,168,000 shares of Class A common stock underlying outstanding options or restricted stock units. Of these shares, the 16,565,714 shares sold in this offering (or 19,050,571 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately 15,366,740 of our outstanding shares of Class A common stock (or 15,366,740 shares if the underwriters' exercise their option to purchase additional shares in full) will be deemed "restricted securities," as that term is defined under Rule 144, and would also be subject to the "lock-up" period noted below.

In addition, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon consummation of the offering, the Virtu Post-IPO Members will own an aggregate of 104,576,630 Virtu Financial Units and 104,576,630 shares of our Class C common stock and Class D common stock (or 104,021,630 Virtu Financial Units and 104,021,630 shares of Class C common stock and Class D common stock if the underwriters' exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom). Pursuant to the terms of the Exchange Agreement, the Founder Post-IPO Member could from time to time exchange its Virtu Financial Units (and corresponding shares of Class D common stock) for shares of our Class B common stock on a one-for-one basis, and the other Virtu Post-IPO Members could from time to time exchange their Virtu Financial Units (and corresponding shares of our Class C common stock) for shares of our Class A common stock on a one-for-one basis. In addition, our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Shares of our Class A common stock issuable to the Virtu Post-IPO Members upon an exchange of Virtu Financial Units (and corresponding shares of our Class C common stock) or upon conversion of shares of Class B common stock would be considered "restricted securities," as that term is defined under Rule 144 and would also be subject to the "lock-up" period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 119,943,370 shares of our Class A common stock (or 119,387,814 shares if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom) (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter ''lock-up'' period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register approximately 12,000,000 shares of Class A common stock reserved for issuance or sale under our 2015 Management Incentive Plan. We expect to grant options to purchase 9,168,000 shares of our Class A common stock under our 2015 Management Incentive Plan in connection with this offering. Shares issued upon the exercise of stock options that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements and equity retention agreements described below.

Lock-Up Agreements

Our executive officers, directors, the Founder Post-IPO Member, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Virtu Financial Units) subject to certain exceptions.

As described under ''Underwriting — Directed Share Program,'' any participants in the directed share program shall be subject to a 180-day lock-up. This lock-up will have similar restrictions and exceptions as the lock-up agreement described above. Any shares sold in the directed share program to our executive officers, directors, the Founder Post-IPO Member, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder and certain of our other stockholders shall be subject to the lock-up agreement described above.

Immediately following the consummation of this offering, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), stockholders subject to lock-up agreements will hold

119,943,370 shares of our Class A common stock (assuming the Virtu Post-IPO Members exchange all their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, and the conversion of all Class B common stock into Class A common stock), representing approximately 87.9% of our then-outstanding shares of Class A common stock (or 119,387,814 shares of Class A common stock, representing approximately 86.2% of our then-outstanding shares of Class A common stock, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).

We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Virtu Financial Units) during the 180-day period following the date of this prospectus. We may, however, grant options to purchase shares of Class A common stock and issue shares of Class A common stock upon the exercise of outstanding options under our Existing Equity Incentive Plan, and we may issue or sell Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Equity Retention Agreements

In connection with the reorganization transactions and this offering, we intend to enter into the equity retention agreements with the equity restricted employees, including Messrs. Viola, Cifu, Molluso and Palaparthi, pursuant to which each equity restricted employee may:

- upon the consummation of this offering, sell to us pre-IPO equity representing up to 15% of his or her pre-IPO equity (calculated based on the amount of pre-IPO equity that would be owned assuming an initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), to the extent such pre-IPO equity has vested;

- on and after the first anniversary of the consummation of this offering, sell up to a cumulative 30% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the second anniversary of the consummation of this offering, sell up to a cumulative 45% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the third anniversary of the consummation of this offering, sell up to a cumulative 60% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the fourth anniversary of the consummation of this offering, sell up to a cumulative 75% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

- on and after the fifth anniversary of the consummation of this offering, sell up to a cumulative 90% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested; and

- on and after the sixth anniversary of the consummation of this offering, sell any of his or her remaining pre-IPO equity, to the extent such pre-IPO equity has vested, without being subject to any further equity retention restrictions.

For more information, see ''Certain Relationships and Related Party Transactions — Unit Vesting, Equity Retention and Restrictive Covenant Agreements.''

Registration Rights

Our Registration Rights Agreement grants registration rights to the Founder Post-IPO Member, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder and the other Virtu Post-IPO Members. For more information, see ''Certain Relationships and Related Party Transactions — Registration Rights Agreement.''

purchases of shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

Directed Share Program

At our request, the underwriters have reserved up to 5.0% of the Class A common stock being offered for sale in this offering at the initial public offering price to our directors, officers, employees, consultants, team members and other individuals associated with us and members of their respective families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Participants in the directed share program shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to that program. Such lock-up will have similar restrictions and exceptions to the lock-up entered into by executive officers, directors, the Founder Post-IPO Member, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder and certain of our other stockholders as described under ''Shares Available for Future Sale — Lock-Up Agreements.'' Any shares sold in the directed share program to our executive officers, directors, the Founder Post-IPO Member, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder and certain of our other stockholders shall also be subject to the 180-day lock-up agreement described under ''Shares Available for Future Sale — Lock-Up Agreements.''

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ''Relevant Member State''), each underwriter agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the ''Relevant Implementation Date'') it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Financial Condition
as of December 31, 2014 and 2013

(in thousands except interest data)	Unaudited Pro Forma As of December 31, 2014 (Note 1)	As of December 31, 2014	As of December 31, 2013
Assets			
Cash and cash equivalents	$ 29,114	$ 75,864	$ 66,010
Securities borrowed	484,934	484,934	708,103
Securities purchased under agreements to resell	31,463	31,463	162,608
Receivables from broker-dealers and clearing organizations	287,652	387,652	427,741
Trading assets, at fair value:			
Financial instruments owned	1,307,933	1,307,933	1,388,234
Financial instruments owned and pledged	236,375	236,375	415,179
Property, equipment and capitalized software (net of accumulated depreciation)	44,644	44,644	37,585
Goodwill	715,379	715,379	715,379
Intangibles (net of accumulated amortization)	1,414	1,414	1,626
Other assets ($8,205 and $7,318, at fair value, as of December 31, 2014 and 2013, respectively)	181,693	38,903	41,105
Total assets	$3,320,601	$3,324,561	$3,963,570
Liabilities, redeemable interest and members' equity			
Liabilities			
Short-term borrowings	$ —	$ —	$ 72,800
Securities loaned	497,862	497,862	1,029,312
Securities sold under agreements to repurchase	2,006	2,006	10,883
Payables to broker-dealers and clearing organizations	686,203	686,203	530,229
Trading liabilities, at fair value:			
Financial instruments sold, not yet purchased	1,037,634	1,037,634	1,278,412
Accounts payable and accrued expenses and other liabilities	268,287	93,331	80,921
Senior secured credit facility	500,827	500,827	507,725
Total liabilities	$2,992,819	$2,817,863	$3,510,282
Class A-1 redeemable interest	—	294,433	250,000
Members' equity			
Class A-1 — Authorized and Issued — 1,964,826 and 1,964,826 interests, Outstanding — 1,964,826 and 1,964,826 interests, at December 31, 2014 and 2013, respectively	—	19,648	19,648
Class A-2 — Authorized and Issued — 101,381,332 and 100,627,010 interests, Outstanding — 99,855,666 and 99,459,345 interests at December 31, 2014 and 2013, respectively	—	287,705	256,340
Class A common stock (par value, $0.00001), 1,000,000,000 shares authorized and 31,932,454 shares outstanding	—	—	—
Class B common stock (par value, $0.00001), 175,000,000 shares authorized and 0 shares outstanding	—	—	—
Class C common stock (par value, $0.00001), 90,000,000 shares authorized and 24,674,621 shares outstanding	—	—	—
Class D common stock (par value, $0.00001), 175,000,000 shares authorized and 79,902,009 shares outstanding	1	—	—
Additional paid-in capital	68,703	—	—
Accumulated deficit	(9,276)	(91,383)	(74,027)
Accumulated other comprehensive income (loss)	(867)	(3,705)	1,327
Total members' equity/shareholders' equity	$ 58,561	$ 212,265	$ 203,288
Non-controlling interest	269,221	—	—
Total members'/stockholders' equity	327,782	212,265	203,288
Total liabilities, redeemable membership interest and members' equity/ stockholders' equity/(deficit)	$3,320,601	$3,324,561	$3,963,570

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Organization

Virtu Financial LLC (''VF'' or, collectively with its wholly owned subsidiaries, the ''Company'') was formed as a Delaware limited liability company on April 8, 2011 in connection with a corporate reorganization and acquisition of the outstanding equity interests of Madison Tyler Holdings, LLC (''MTH''), an electronic trading firm and market maker. In connection with the reorganization, the members of VF's predecessor entity, Virtu Financial Operating LLC (''VFO''), a Delaware limited liability company formed on March 19, 2008, exchanged their interests in VFO for interests in VF and the members of MTH exchanged their interests in MTH for cash and/or interests in VF. VF's principal subsidiaries include Virtu Financial BD LLC (''VFBD''), a self-clearing US broker-dealer, Virtu Financial Capital Markets LLC (''VFCM''), a self-clearing US broker-dealer and designated market maker on the New York Stock Exchange (''NYSE'') and the NYSE MKT (formerly NYSE Amex) and other proprietary trading firms, including Virtu Financial Global Markets LLC (''VFGM''), Virtu Financial Europe Limited (''VFE''), Virtu Financial Ireland Limited (''VFIL''), incorporated in Ireland, Virtu Financial Asia Pty Ltd. (''VFAP''), incorporated in Australia, and Virtu Financial Singapore Pte. Ltd. (''VFSing''), incorporated in Singapore. VFCM became a designated market maker (''DMM'') in connection with its acquisition of certain assets of Cohen Capital Group LLC (''CCG'') on December 9, 2011.

The Company is a technology-enabled market maker and liquidity provider. The Company has developed a single, proprietary, multi-asset, multi-currency technology platform through which it provides quotations to buyers and sellers in equities, commodities, currencies, options, fixed income and other securities on numerous exchanges, markets and liquidity pools in numerous countries around the world.

The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment.

Pro Forma Impact of Distributions in Connection with Initial Public Offering (unaudited)

The Company made cash distributions to its equityholders of $50.0 million, $20.0 million and $10.0 million in January, February and March 2015, respectively (funded from cash on hand). Additionally, the Company intends to make a further cash distribution of $50.0 million to its members prior to the consummation of Virtu Financials, Inc.'s initial public offering and $40 million following the consummation of such offering. The Company expects that this further distribution will be funded from cash on hand and withdrawals of excess cash held at clearing deposits from broker dealers and clearing organizations.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (''U.S. GAAP'').

Basic and diluted earnings per share are not presented since the ownership structure of the Company does not include a common unit of ownership.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	$ 42,060
NASDAQ listing fee	125,000
FINRA filing fee	54,794
Printing expenses	475,000
Accounting fees and expenses	1,281,900
Legal fees and expenses	2,786,060
Transfer agent fees and expenses	6,000
Miscellaneous	3,750,000
Total	$8,520,814

Item 14.   Indemnification of Directors and Officers.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated certificate of incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

Section 102 of the Delaware General Corporation Law permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We maintain directors' and officers' liability insurance for our officers and directors.

The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless our Company, each of our directors, each of our officers who signs the registration statement, and each person who controls our Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to our Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.   Recent Sales of Unregistered Securities.

In October 2013, in connection with its formation, the registrant sold 100 of its shares of Class A common stock to VFH Parent LLC, a wholly owned subsidiary of Virtu Financial, for an aggregate consideration of $100. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with the reorganization transactions, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the registrant will issue an aggregate of 15,366,740 shares of its Class A common stock to the Investor Post-IPO Stockholders. The shares of Class A common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

In connection with the reorganization transactions, based on an assumed initial public offering price of $18.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the registrant will issue an aggregate of 79,902,009 shares of its Class D common stock to the Founder Post-IPO Member and 24,674,621 shares of its Class C common stock to the other Virtu Post-IPO Members. The shares of Class D common stock and Class C common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.